SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   ----------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               For August 11, 2005

                                 ING GROEP N.V.
                               Amstelveenseweg 500
                                1081-KL Amsterdam
                                 The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F       X            Form 40-F
                          ------------                 -----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                      No       X
                    ----------               ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on August 11, 2005

                                                                [ING GROUP LOGO]

PRESS RELEASE

Amsterdam o 11 August 2005
ING GROUP FIRST-HALF NET PROFIT RISES 25.0% TO EUR 3,492 MILLION
SOLID PERFORMANCE IN FIRST HALF 2005 WITH RETURNS IMPROVING IN BOTH BANKING AND INSURANCE

o NET PROFIT PER SHARE INCREASES 20.4% TO EUR 1.61 FROM EUR 1.33 IN FIRST HALF 2004
o PROFIT BEFORE TAX EXCLUDING IMPACT OF DIVESTMENTS RISES 9.3% TO EUR 4,011 MILLION
o INSURANCE PROFIT EXCLUDING DIVESTMENTS RISES 2.3% LED BY AMERICAS AND EUROPE
o BANKING PROFIT EXCLUDING DIVESTMENTS CLIMBS 16.0% DRIVEN BY ALL BUSINESS LINES
o RETURNS INCREASE: RAROC AFTER TAX AND DIVESTMENTS RISES TO 18.0%, IRR TO 12.6%
o ING TO PAY INTERIM DIVIDEND OF EUR 0.54 PER SHARE IN CASH, UP FROM EUR 0.49

CHAIRMAN'S STATEMENT
"ING showed a solid performance in the first six months of 2005, despite challenges posed by low interest rates in most markets," said Michel Tilmant, Chairman of the Executive Board. "Income rose across the Group. The banking businesses benefited from lower risk costs as the credit environment remained benign, and ING Direct continued its fast growth, adding 1.8 million new customers. Life insurance sales increased, especially in emerging markets, while the non-life insurance units posted strong underwriting results. Both banking and insurance also benefited from lower taxes."

"We are seeing results from our emphasis on value creation, with returns improving in both banking and insurance, despite market pressures on margins. The risk-adjusted return on capital for the banking operations improved with all three business lines performing above ING's target. At the insurance operations, the value of new life business increased 33.2% as units improved margins and focused on the most attractive markets, such as retirement services and pensions."

"Net profit in the second quarter declined mainly due to gains on divestments last year and other non-recurring items. Excluding that impact, second-quarter profit rose 6.7%. In addition, we have taken measures to strengthen insurance reserves for an old book of business in Taiwan as a result of low interest rates, despite the fact that insurance reserves for the Group as a whole remain more than adequate, even using our conservative internal standards."

"We also continue to focus on improving execution to increase efficiency, address operational and compliance issues, and improve service. We announced some initiatives earlier this year to reduce expenses at some units. Cost control remains a priority for management, and we will continue to take steps to improve efficiency and preserve our competitive position in mature markets to deliver more value for our customers and shareholders."

"The company has declared an interim dividend of EUR 0.54 to be paid in cash, equal to a rounded half of the full-year dividend for 2004. We remain confident about the remainder of the year, although interest-rate developments pose challenges for some businesses as we saw in the second quarter."
--------------------------------------------------------------------------------
            ALL FIGURES COMPARE FIRST-HALF 2005 WITH FIRST-HALF 2004
                            UNLESS OTHERWISE STATED.
           COMPARABLE FIGURES FOR 2004 EXCLUDE IAS 32, 39 AND IFRS 4.
--------------------------------------------------------------------------------
        PRESS CONFERENCE: 11 August, 9 a.m. CET at ING House, Amsterdam.
                       Presentation & webcast www.ing.com
    ANALYST PRESENTATION: 11 August, 11:15 a.m. CET at ING House, Amsterdam.
                       Presentation & webcast www.ing.com
                      ANALYST CALL: 11 August, 4 p.m. CET.
      Listen in: NL +31 20-794-8504 UK +44 207-190-1595 US +1 303-262-0078
ANALYST PRESENTATION LONDON, 12 August, 11 a.m. UK time, webcast at www.ing.com
--------------------------------------------------------------------------------
    MEDIA RELATIONS +31 20 541 6522       INVESTOR RELATIONS +31 20 541 5571
--------------------------------------------------------------------------------

1.1 ING GROUP
-----------------------------------------------------------------------------------------------------------------
   TABLE 1. ING GROUP KEY FIGURES
                                                            FIRST HALF                    SECOND QUARTER
In EUR million                                       2005       2004     Change      2005       2004     Change
-----------------------------------------------------------------------------------------------------------------
Profit before tax excluding divestments:
- Insurance Europe                                      995        861      15.6%       490        509      -3.7%
- Insurance Americas                                    986        789      25.0%       549        461      19.1%
- Insurance Asia/Pacific                                225        264     -14.8%        54        152     -64.5%
- Other(1)                                             -353       -103                 -226          9
                                                    -------    -------                -----      -----
INSURANCE PROFIT BEFORE TAX EXCLUDING DIVESTMENTS     1,853      1,811       2.3%       867      1,131     -23.3%

- Wholesale Banking                                   1,206      1,084      11.3%       481        423      13.7%
- Retail Banking                                        808        644      25.5%       414        319      29.8%
- ING Direct                                            254        203      25.1%       127        125       1.6%
- Other(2)                                             -110        -71                  -56        -15
                                                    -------    -------                -----      -----
BANKING PROFIT BEFORE TAX EXCLUDING DIVESTMENTS       2,158      1,860      16.0%       966        852      13.4%

TOTAL PROFIT BEFORE TAX EXCLUDING DIVESTMENTS         4,011      3,671       9.3%     1,833      1,983      -7.6%
Gains/losses on divestments                             345        135                  -31        219
Profit before tax from divested units                    26        180                    5         48
                                                    -------    -------                -----      -----
TOTAL PROFIT BEFORE TAX                               4,382      3,986       9.9%     1,807      2,250     -19.7%
Taxation                                                766      1,050     -27.0%       194        521     -62.8%
Third-party interests                                   124        143     -13.3%        62         66      -6.1%
                                                    -------    -------                -----      -----
NET PROFIT                                            3,492      2,793      25.0%     1,551      1,663      -6.7%
- of which Insurance                                  1,430      1,543      -7.3%       700      1,076     -34.9%
- of which Banking                                    2,062      1,250      65.0%       851        587      45.0%

NET PROFIT PER SHARE (in EUR)                          1.61       1.33      20.4%      0.72       0.79      -8.9%

KEY FIGURES
Net return on capital and reserves(3)                 25.7%      25.4%
Debt/equity ratio(4)                                   9.8%      10.9%
Total staff (average FTEs)                          114,600    113,300       1.1%

-----------------------------------------------------------------------------------------------------------------

1. Other insurance results includes the positive currency hedge result in 2004, interest on core debt and results on old reinsurance activities in 2004
2. Other banking results consist mainly of interest expenses that are not allocated to the different business lines
3. 2004 figures are full-year on ING GAAP basis; 2005 figures exclude revaluation reserves for available-for-sale securities
4. Comparable figure is based on IFRS at 1 January 2005

FIRST-HALF PROFIT
Net profit rose 25.0% to EUR 3,492 million in the first half of 2005, up from EUR 2,793 million in the same period last year, driven by solid growth at all three banking business lines as well as the insurance activities in the Americas and Europe. Net profit from banking increased 65.0% to EUR 2,062 million, mainly as a result of low risk costs, lower taxes, and realised gains on divestments. Net profit from insurance decreased 7.3% to EUR 1,430 million, despite lower taxes, due to divestments and other non-recurring items as well as a decision to strengthen reserves in Taiwan. However, the rest of Asia as well as the Americas and Europe showed strong growth. Net profit per share rose 20.4% to EUR 1.61 from EUR 1.33.

Total profit before tax increased 9.9% to EUR 4,382 million. On balance, divestments had a positive impact of EUR 56 million in the first half. Results in the first half of 2005 included EUR 345 million in realised gains on divestments and EUR 26 million in profit from divested units. That compares with EUR 135 million in gains from divestments and EUR 180 million in profit from divested units in the first half of 2004. Excluding the impact of divestments, profit before tax increased 9.3% to EUR 4,011 million, lifted by higher results from both banking and insurance.

Insurance profit before tax excluding divestments rose 2.3% to EUR 1,853 million as higher results from the Americas and Europe were largely offset by lower results from Asia/Pacific and Other, which includes one-off gains in the first half last year. Insurance Europe posted an increase of 15.6% to EUR 995 million, lifted by higher investment gains in the Netherlands as well as strong growth in Central Europe. Insurance Americas posted a 25.0% increase to EUR 986 million, driven by higher investment and fee income and improved margins in the U.S. life businesses, as well as continued strong underwriting results at the Canadian non-life insurance business. Insurance Asia/Pacific posted a 14.8% decrease, mainly caused by reserve strengthening in Taiwan which offset strong growth elsewhere in the region, notably Australia and South Korea. The Other insurance results showed a decrease due to EUR 254 million of gains in the first half of last year on old reinsurance business and the U.S. dollar hedge.

Banking profit before tax excluding divestments rose 16.0% to EUR 2,158 million, lifted by higher profits from all three business lines. Results of Wholesale Banking increased 11.3% to EUR 1,206 million, driven by lower risk costs. Retail Banking profit rose 25.5% to EUR 808 million, lifted by higher income and lower risk costs, particularly in the Netherlands and Belgium. ING Direct posted a 25.1% increase to EUR 254 million, supported by ongoing strong growth in volumes, which was partially offset by a narrowing of the interest margin in the second quarter of 2005.

EFFECTIVE TAX RATE
The effective tax rate decreased to 17.5% in the first half of 2005 from 26.3% in the first six months last year, due to a lower statutory tax rate in the Netherlands, high tax-exempt gains on divestments and private equity, as well as EUR 135 million in releases from the tax-contingencies reserve due to the favourable resolution of some pending corporate income tax matters. The effective tax rate for the full year 2005 is expected to be around 20%.

CURRENCY IMPACT
The weakening of the U.S. dollar and related currencies was entirely offset by the strengthening of other currencies, such as the Polish zloty, the Canadian dollar, and the Korean won. However, results in the first half of 2004 included a net gain of EUR 87 million (EUR 133 million before tax) on a U.S. dollar hedge, which was not repeated as ING stopped hedging its U.S. dollar exposure from 2005.

IMPACT OF IFRS
The 2004 figures have been restated to comply with IFRS. However, as permitted under IFRS 1, the 2004 comparatives exclude the impact of IAS 32, 39 and IFRS 4, which were implemented starting from 1 January 2005. In the first half of 2005, IAS 32, 39 and IFRS 4 had a total positive impact of approximately EUR 80 million on the reported net profit. For the insurance operations, the standards had a positive net impact of approximately EUR 10 million, mainly due to the revaluation of non-trading derivatives, as well as prepayment penalties on mortgages and realised gains on bonds, which are no longer amortised. In the banking operations, the impact of IAS 32 and 39 was approximately EUR 70 million after tax, mainly due to unrealised results on voluntary trade assets, realised gains on the sale of bonds and higher prepayment penalties on mortgages. That was partially offset by the negative revaluation of non-trading derivatives and the asymmetrical accounting for market-making in ING bonds. In the second quarter of 2005, IFRS had a total negative impact of EUR 10 million on the Group's results, compared with a positive impact of EUR 90 million in the first quarter of 2005. The swing was mainly caused by a lower value of non-trading derivatives, partially offset by higher gains on bonds and higher results from prepayment of mortgages.

SECOND-QUARTER PROFIT
Second-quarter net profit declined 6.7% to EUR 1,551 million, mainly due to gains from divestments in the second quarter last year and other non-recurring items. Net profit in the year-earlier period included EUR 219 million after tax from gains on divestments and profit from divested units, plus EUR 92 million in releases from old reinsurance business, and a gain on the U.S. dollar hedge of EUR 35 million. In the second quarter of 2005, profit was lifted by EUR 135 million in releases from the tax-contingencies reserve, while divestments contributed EUR 11 million to results, including a net gain and profit from divested units. Excluding those items, net profit in the second quarter increased 6.7%. Insurance profit before tax excluding divestments declined 23.3% to EUR 867 million, due in part to gains from old reinsurance activities and the U.S. dollar hedge in the second quarter of 2004, and a negative revaluation of derivatives under IFRS in the second quarter of 2005, which are reported under Other. Results from Insurance Asia/Pacific declined 64.5% as a result of measures taken to strengthen reserves in Taiwan. That more than offset strong growth elsewhere in the region. Profit from Insurance Europe declined 3.7% due to lower life results in the

Netherlands, mainly as a result of higher operating expenses. Insurance Americas posted a 19.1% increase in profit, driven by growth in the U.S. life businesses and continued strong underwriting results at the Canadian non-life business. Banking profit before tax excluding divestments increased 13.4% to EUR 966 million, driven by higher results from Retail and Wholesale Banking due to lower risk costs as well as higher income, particularly from mortgage lending in the Retail business line. Profit before tax from ING Direct increased 1.6% as strong growth in customers and funds entrusted was offset by narrower interest margins, particularly in the U.S.

Compared with the first quarter of 2005, net profit declined 20.1% to EUR 1,551 million. Excluding divestments, which contributed a total of EUR 405 million in the first quarter and EUR 11 million in the second quarter, net profit increased 0.3%. Net profit from insurance decreased 4.1% to EUR 700 million due to reserve strengthening in Taiwan as well as lower private-equity gains and the negative revaluation of derivatives under IFRS, which offset higher non-life results and lower taxes. Net profit from banking declined 29.7% to EUR 851 million from EUR 1,211 million in the first quarter. Profit in the first quarter included gains on the divestments of Baring Asset Management and shares in ING Bank Slaski, and profit in the second quarter included a gain on NMB-Heller. Excluding divestments, profit before tax declined 19.0% due to an increase in risk costs, lower Financial Markets results and provisions at the Belgian Wholesale Banking business. Profit from Retail Banking increased 5.1% and ING Direct maintained its good performance from the first quarter.

1.2 BALANCE SHEET & CAPITAL AND RESERVES

-----------------------------------------------------------------------------------------------------------------------
   TABLE 2. KEY BALANCE SHEET FIGURES
                                                 30 June       1 January             1H        31 March              2Q
In EUR billion                                      2005            2005         Change            2005          Change
-----------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES                                35.3            28.3          24.8%            31.3           12.9%
- insurance operations                              18.6            15.3          21.6%            16.8           10.7%
- banking operations                                21.2            17.2          23.3%            18.4           15.2%
- eliminations(1)                                   -4.5            -4.2                           -3.9

TOTAL ASSETS                                     1,107.1           964.5          14.8%         1,036.5            6.8%

NET RETURN ON CAPITAL AND RESERVES(2)              25.7%           25.4%                          26.4%
- insurance operations                             19.7%           27.0%                          21.0%
- banking operations                               24.0%           15.8%                          23.9%
-----------------------------------------------------------------------------------------------------------------------

1. Own shares, subordinated loans, third-party interests, debenture loans and other eliminations
2. The comparable figures shown under 1 January 2005 are FY 2004 figures based on net profit and average capital and reserves under ING GAAP 2005 figures are annualised

CAPITAL AND RESERVES
On 30 June 2005, ING's capital and reserves amounted to EUR 35.3 billion, an increase of EUR 7.0 billion, or 24.8%, compared with 1 January 2005. The increase was driven by the addition of net profit from the first six months of 2005 (EUR 3.5 billion), unrealised revaluations of debt securities (EUR 1.8 billion net after transfer of deferred profit sharing to insurance liabilities), exchange rate differences (EUR 1.6 billion), unrealised revaluations on equities (EUR 0.8 billion) and a change in cash-flow hedge reserve (EUR 0.8 billion). That was offset mainly by the cash dividend payment (EUR -1.3 billion).

CAPITAL RATIOS
The debt/equity ratio of ING Groep N.V. improved to 9.8% from 10.9% at 1 January 2005. The improvement was caused by a EUR 5.4 billion increase in the Group capital and reserves (excluding third-party interests) due to retained earnings and revaluations. That was partially offset by an increase of EUR 0.1 billion in core debt. The capital coverage ratio for ING's insurance operations increased to 228% of regulatory requirements at the end of June, compared with 201% at 1 January 2005. The Tier-1 ratio of ING Bank N.V. stood at 7.20% on 30 June 2005, up from 7.00% on 1 January 2005. The solvency ratio (BIS ratio) for the bank decreased slightly to 10.55% at the end of June from 10.59% on 1 January 2005. Total risk-weighted assets rose by EUR 31.4 billion, or 11.5%, to EUR 305.5 billion, driven by growth in all three banking business lines.

RETURN ON CAPITAL AND RESERVES
The net return on capital and reserves increased to 25.7% in the first six months of 2005 from 25.4% for full-year 2004. The insurance operations posted a 19.7% net return on capital and reserves in the first six months of 2005, compared with 27.0% for full-year 2004, while the banking operations posted an increase to 24.0% from 15.8%. The comparable figures for net return on capital and reserves are based on net profit and average capital and reserves under ING GAAP, while the 2005 figures are based on IFRS.

ASSETS UNDER MANAGEMENT
Assets under management increased 13.2% to EUR 505.2 billion at the end of June from EUR 446.1 billion at the end of 2004, excluding the impact of divestments and restatements. The increase was driven by a net inflow of EUR 13.6 billion, the impact of higher currencies (EUR 31.7 billion) and higher stock markets (EUR
13.8 billion). Including the impact of divested units and a restatement due in part to IFRS, which had a combined effect of EUR 45.8 billion, total assets under management increased 2.7%.

1.3 DIVIDEND

ING Group will pay an interim dividend of EUR 0.54 per ordinary share, up from EUR 0.49 last year, which is equal to a rounded half of the total dividend paid over the book-year 2004 (EUR 1.07). The interim dividend will be fully paid in cash. The ING share will be quoted ex-interim dividend as of 12 August 2005 and the dividend will be made payable on 18 August 2005.

1.4 COMPLIANCE

Following incidents at several business units in the Netherlands (including alleged insider trading in ING Perpetuals, an error in commercial software at Nationale-Nederlanden, as well as mortgage-selling issues at Postbank and ING Bank and investment fund issues at ING Investment Management), ING Netherlands has decided to accelerate a process started in 2004 to further strengthen the compliance culture in the Netherlands following consultation with the Dutch regulator, the AFM. A change program has been designed and is now being implemented to improve compliance within ING Netherlands, aimed at strengthening the control and management of compliance-related incidents. The program, which will take about two years to complete, is consistent with the fact that compliance has been defined as one of ING Group's management priorities.

1.5 INSURANCE OPERATIONS
-----------------------------------------------------------------------------------------------------------------------
   TABLE 3. ING GROUP: INSURANCE PROFIT & LOSS ACCOUNT
                                                             FIRST HALF                         SECOND QUARTER
In EUR million                                       2005        2004       Change        2005        2004       Change
-----------------------------------------------------------------------------------------------------------------------
Life premium income                                19,047      18,139         5.0%       9,782       8,905         9.8%
Non-life premium income                             3,577       3,755        -4.7%       1,679       1,623         3.5%
                                                   ------      ------                   ------      ------
TOTAL PREMIUM INCOME                               22,624      21,894         3.3%      11,461      10,528         8.9%
Investment income                                   4,726       4,718         0.2%       2,511       2,601        -3.5%
Commission income                                     622         587         6.0%         278         284        -2.1%
Other income                                          176         364       -51.6%        -102         218
                                                   ------      ------                   ------      ------
TOTAL  INCOME                                      28,148      27,563         2.1%      14,148      13,631         3.8%

Underwriting expenditure                           23,329      22,614         3.2%      11,821      10,829         9.2%
Other interest expenses                               535         541        -1.1%         265         255         3.9%
Operating expenses                                  2,466       2,272         8.5%       1,269       1,139        11.4%
Impairments/investment losses                           2          24       -91.7%          -1          12
                                                   ------      ------                   ------      ------
TOTAL EXPENDITURE                                  26,332      25,451         3.5%      13,354      12,235         9.1%

TOTAL PROFIT BEFORE TAX                             1,816       2,112       -14.0%         794       1,396       -43.1%
Taxation                                              277         517       -46.4%          31         293       -89.4%
Third-party interests                                 109          52       109.6%          63          27       133.3%
                                                   ------      ------                   ------      ------
NET PROFIT                                          1,430       1,543        -7.3%         700       1,076       -34.9%

IMPACT FROM DIVESTMENTS
Total profit before tax                             1,816       2,112       -14.0%         794       1,396       -43.1%
Gains/losses on divestments                           -49         219                      -78         219
Profit before tax from divested units                  12          82                        5          46
                                                   ------      ------                   ------      ------
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS             1,853       1,811         2.3%         867       1,131       -23.3%
- of which life insurance                           1,160       1,237        -6.2%         485         779       -37.7%
- of which non-life insurance                         693         574        20.7%         382         352         8.5%

KEY FIGURES
Value of new life business                            381         286        33.2%
Internal rate of return                             12.6%       11.4%
Combined ratio non-life business                      90%         89%
Net return on capital and reserves(1)               19.7%       27.0%
Staff (average FTEs)                               51,300      49,700         3.2%
-----------------------------------------------------------------------------------------------------------------------

1. 2004 figures are full-year on ING GAAP basis

FIRST-HALF PROFIT
Net profit from insurance declined 7.3% to EUR 1,430 million in the first half of 2005 as a result of divestments, which contributed a gain in the first half of 2004 and a loss in the first half this year. That was partially offset by a lower effective tax rate of 15.3%, compared with 24.5% in the first half last year, due to non-taxable gains on private equity, a decrease in the statutory tax rate in the Netherlands, and a release of EUR 100 million in reserves. Total profit before tax declined 14.0% to EUR 1,816 million, reflecting the impact of divestments, which contributed a one-time gain of EUR 219 million in the first half of 2004 and a loss of EUR 49 million in the first half this year. Excluding gains and losses on divestments and the profit from divested units in both periods, profit before tax from insurance rose 2.3% to EUR 1,853 million.

Profit before tax excluding divestments from life insurance decreased 6.2% to EUR 1,160 million from EUR 1,237 million in the first half last year, when profit included a gain of EUR 158 million on the U.S. dollar hedge. Excluding that gain, profit from life insurance increased 7.5%, driven by higher results in the U.S., the Netherlands and Central Europe.

Profit before tax excluding divestments from non-life insurance increased 20.7% to EUR 693 million, driven by continued strong underwriting results in Canada and the acquisition of the Allianz Canada portfolio, as well as higher results in the Netherlands and Belgium, supported by a lower claims ratio. The combined ratio increased slightly to 90% from 89%.

Total premium income rose 3.3% to EUR 22,624 million as growth in life premiums was tempered by the impact of divestments and currency effects. Divested units contributed EUR 215 million to premium income in the first half of 2004. Also some life products were reclassified as investment contracts under IFRS 4, notably in Australia, the U.S. and Belgium. Excluding reclassifications, divestments and currency effects, total premium increased 11.5% on a comparable basis. Life premium income rose 5.0%, or 14.8% on a comparable basis, driven by a strong increase in Asia/Pacific. Non-life premium income declined 4.7% to EUR 3,577 million, due in part to divestments in Australia and the Netherlands. Excluding divestments and currency effects, non-life premiums fell 3.9%, led by a decline in Mexico.

Investment income increased 0.2% as higher gains on equities, bonds and real estate were offset by a negative impact from currencies, lower interest rates and divestments. Commission income increased 6.0% to EUR 622 million, led by an increase in Australia due to a reclassification of products from life insurance to investment products under IFRS 4. Other income decreased sharply, due to the loss of EUR 78 million on the sale of Life of Georgia and the gain on the U.S. dollar hedge included in the first half of 2004.

Operating expenses from the insurance operations increased 8.5% to EUR 2,466 million, due to higher costs in all business lines. In the Netherlands, operating expenses rose largely as a result of a new collective labour agreement and investment in Ops & IT projects. Operating expenses in Canada rose due to the integration of Allianz Canada, while operating expenses in Asia/Pacific increased to support the continued growth of the business. Expenses as a percentage of assets under management for investment products improved slightly to 86 basis points from 87 basis points in the first half last year. Expenses as a percentage of premiums for life products deteriorated from 12.69% to 13.18%. The expense ratio for non-life insurance was 29%, up from 27% in the first half last year.

Impairments/investment losses declined to EUR 2 million in the first half of 2005, compared with EUR 24 million in the first half of 2004.

------------------------------------------------------------------------------------------------------------------------
TABLE 4.  NEW LIFE INSURANCE PRODUCTION AND VALUE BY REGION
In EUR million                     NEW PRODUCTION 1H 2005                           NEW PRODUCTION 1H 2004
                                                   Value of                                        Value of
                             Annual      Single         New                  Annual      Single         New
                            premium     Premium    Business        IRR      Premium     Premium    Business        IRR
-----------------------------------------------------------------------------------------------------------------------

Insurance Europe                236       1,432          93       13.3%         203       1,495          70       12.8%
Insurance Americas              747       7,455          90       10.6%         917       8,067          82        9.7%
Insurance Asia/Pacific          859       3,255         198       14.2%         545       1,247         134       14.1%
                              -----       -----       -----                   -----       -----       -----
TOTAL                         1,842      12,142         381       12.6%       1,665      10,809         286       11.4%
-----------------------------------------------------------------------------------------------------------------------

VALUE OF NEW BUSINESS
The value of new life insurance business written by the insurance operations increased 33.2% to EUR 381 million in the first half of 2005, up from EUR 286 million in the first half of 2004, driven by strong sales in Asia/Pacific and Central Europe, and higher margins at the U.S. business. The life insurance businesses in emerging markets world-wide contributed a total of EUR 147 million to the value of new business, up from EUR 107 million in the first half of 2004. In Asia/Pacific, the value of new business rose 47.8% to EUR 198 million, accounting for more than half of the total new business value of the Group. Insurance Europe posted a 32.9% increase in the value of new business to EUR 93 million, lifted by higher sales in Central Europe and improved margins in the Netherlands. The value of new business written by Insurance Americas increased to EUR 90 million from EUR 82 million, driven by higher margins at the U.S. business, which more than offset adverse currency effects, the exclusion of Life of Georgia and the individual reinsurance business, and lower sales in Latin America. The total internal rate of return increased to 12.6% from 11.4%, lifted by the greater weight of Asia/Pacific as well as improved margins in the U.S., the Netherlands and Central Europe. The internal rates of return are adjusted to reflect expected currency movements relative to the euro.

RESERVE-ADEQUACY TESTING
For many years ING has applied an annual test to assess whether insurance reserves are adequate to meet the estimated future payments on in-force policies using a prudent 90% confidence level. This 90% standard is more conservative than the U.S. GAAP loss-recognition test, which is based on best-estimate assumptions with no prudency margins. In addition to the insurance reserves, ING also holds capital for unexpected risks so that the reserves plus capital meet a confidence level of 99.95% consistent with a target AA rating by Standard & Poor's.

Despite the low interest-rate environment in many markets, the reserves for the insurance activities of ING Group as a whole are more than adequate on the basis of the prudent 90% internal standard and all regulatory testing. On a stand-alone basis, the insurance reserves are adequate on the prudent 90% basis for all business units, except Taiwan. Using a 50% confidence level as a best-estimate test, Taiwan's reserves are still adequate.

Taiwan's inadequacy at 90% is related entirely to an old block of life insurance contracts with long-term interest-rate guarantees of up to 8% which date back to before 2001. Newer products have much lower embedded guarantees of approximately 2%. Further declines in interest rates in Taiwan in the second quarter, as well as the effect of currency exchange rates, modelling refinements and product experience have caused the earlier-reported inadequacy in Taiwan to widen to the extent that Insurance Asia/Pacific as a region now also has a reserve inadequacy based on the 90% standard.

The magnitude of the inadequacy is highly sensitive to interest rates and other assumptions, such as product persistency and mortality. As a result, the inadequacy can only be reliably estimated within a broad range and is bound to vary significantly from quarter to quarter as interest rates change. At 30 June 2005, the reserve inadequacy range for Taiwan is EUR 2.8 to 3.3 billion based on the 90% standard, representing an estimate of the additional liability that could result over the remaining average life of the old block of business, which is approximately 40 years. For Insurance Asia/Pacific the range of the shortfall is EUR 1.5 to 2.0 billion.

The shortfall in Taiwan is equal to about 1% of the Group's total insurance reserves, and is more than fully compensated by reserves above the prudent 90% level at other insurance units. Nevertheless, in accordance with ING's policy under these circumstances to restore reserve adequacy over time, ING has decided to strengthen reserves in Taiwan and consider other structural improvements. A charge of EUR 80 million was taken to strengthen reserves in the first half.

1.6 BANKING OPERATIONS
-----------------------------------------------------------------------------------------------------------------------
  TABLE 5.  ING GROUP: BANKING PROFIT & LOSS ACCOUNT
                                                             FIRST HALF                         SECOND QUARTER
In EUR million                                       2005        2004       Change        2005        2004       Change
-----------------------------------------------------------------------------------------------------------------------
Interest result                                     4,297       4,332        -0.8%       2,134       2,198        -2.9%
Investment income                                     840         149       463.8%         341          65       424.6%
Commission income                                   1,136       1,352       -16.0%         540         642       -15.9%
Other income                                          747         570        31.1%         327         216        51.4%
                                                   ------      ------                    -----       -----
TOTAL INCOME                                        7,020       6,403         9.6%       3,342       3,121         7.1%

OPERATING EXPENSES                                  4,408       4,264         3.4%       2,279       2,139         6.5%
                                                   ------      ------                    -----       -----
Gross result                                        2,612       2,139        22.1%       1,063         982         8.2%
Addition to provisions for loan losses                 46         265       -82.6%          50         128       -60.9%
                                                   ------      ------                    -----       -----
TOTAL PROFIT BEFORE TAX                             2,566       1,874        36.9%       1,013         854        18.6%

Taxation                                              489         533        -8.3%         163         228       -28.5%
Third-party interests                                  15          91       -83.5%          -1          39
                                                   ------      ------                    -----       -----
NET PROFIT                                          2,062       1,250        65.0%         851         587        45.0%

IMPACT FROM DIVESTMENTS
Total profit before tax                             2,566       1,874        36.9%       1,013         854        18.6%
Gains/losses on divestments                           394         -84                       47
Profit before tax from divested units                  14          98                                    2
                                                   ------      ------                    -----       -----
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS             2,158       1,860        16.0%         966         852        13.4%

KEY FIGURES
Cost/income ratio                                   62.8%       66.6%                    68.2%       68.5%
RAROC (pre-tax)                                     27.0%       22.9%
RAROC (after tax)                                   20.8%       16.9%
Net return on capital and reserves(1)               24.0%       15.8%
Total risk-weighted assets(2) (in EUR billion)      305.5       274.1        11.5%
Addition to provisions for loan losses in
basis points of average credit-risk-weighted            3          21
assets
Staff (average FTEs)                               63,300      63,600        -0.5%
-----------------------------------------------------------------------------------------------------------------------
1. 2004 figures are full-year on ING GAAP basis
2. 30 June 2005 compared with year-end 2004

FIRST-HALF PROFIT
Net profit from banking rose 65.0% to EUR 2,062 million, driven by higher income, a sharp decline in risk costs, gains on divestments and lower taxes. The effective tax rate declined from 28.4% in the first half of 2004 to 19.1%, mainly due to non-taxable gains on divestments, a decrease of the statutory tax rate in the Netherlands, a low effective tax rate in Belgium and a EUR 35 million release of tax reserves. Total profit before tax rose 36.9% to EUR 2,566 million. Divestments had a positive impact on profit in the first half, including EUR 394 million in gains from the sale of Baring Asset Management and a 12.77% stake in ING Bank Slaski as well as the NMB-Heller transaction. The first half of 2004 included a EUR 84 million loss on the sale of the Asian cash equities business. Excluding those items and the profit from divested units in both periods, profit before tax increased 16.0% to EUR 2,158 million.

Total income from banking rose 9.6% to EUR 7,020 million. Excluding the impact of divestments, banking income rose 9.3% to EUR 6,565 million. The interest result declined 0.8% as a result of divestments. Excluding divestments, the interest result increased 2.9% to EUR 4,292 million, driven by higher interest results in Retail Banking and ING Direct, partially offset by lower interest results in Wholesale Banking. The implementation of IAS 32 and 39 from 2005 had a negative impact of approximately EUR 60 million on the interest result in the first half. The total interest margin in the first half of 2005 was 1.15%, a decrease of 9 basis points compared with the estimated comparable interest margin (also including IAS 32 and 39) in the first half of 2004, due in part to a flattening of the yield curve and a reclassification of interest-related expenses from trading results to interest. Loans and advances to customers of the banking operations increased by EUR 44.6 billion, or 12.4%, from 1 January 2005 to EUR 403.4 billion at the end of June 2005. Corporate lending rose by EUR
27.4 billion, of which EUR 20.5 billion was from outside the Netherlands. Personal lending rose by EUR 16.9 billion, including a EUR 15.4 billion increase in residential mortgages, of which EUR 9.6 billion was from ING Direct. Customer deposits and other funds on deposit of the banking operations increased by EUR 48.0 billion, or 12.0%, to EUR 446.6 billion, driven by the continued strong growth of ING Direct.

Investment income rose from EUR 149 million to EUR 840 million, including the gains on Baring Asset Management, the ING Bank Slaski shares and the NMB-Heller transaction. Excluding divestments, investment income rose to EUR 446 million from EUR 176 million, mainly due to the sale of equity investments in Belgium and the positive impact from the implementation of IAS 32 and 39, which consisted of EUR 37 million in realised results on the sale of bonds and EUR 110 million in fair-value changes to voluntary trade assets.

Commission income declined 16.0% to EUR 1,136 million. Excluding the impact of divestments, commission income was 4.8% lower, mainly due to lower funds-transfer commission in the Netherlands, lower commission from the securities business and lower Other commission. This was partially compensated by higher management fees from ING Real Estate and ING Belgium and higher brokerage and advisory fees.

Other income rose 31.1% to EUR 747 million. Excluding divestments, Other income increased 43.4% to EUR 744 million, despite a EUR 47 million negative impact from IAS 32 and 39 related to the asymmetrical accounting for market-making in ING bonds and the valuation result on non-trading derivatives. The proportional (50%) consolidation of Postkantoren BV starting in 2005, which had no impact on total profit, added EUR 78 million to Other income. The remaining increase was mainly due to a higher result of the trading portfolio and higher share of profit of associates, such as minority shareholdings, notably at ING Real Estate. The higher result of the trading portfolio was mainly caused by a reclassification of interest-related expenses from trading results to interest result, along with the EUR 48 million loss taken on Postbank's unit-linked mortgage product 'MeerWaardehypotheek' in the first quarter of 2004.

Total operating expenses increased 3.4% to EUR 4,408 million. Excluding divestments, operating expenses rose by EUR 477 million, or 12.3%, of which EUR 118 million was due to the continued strong growth of ING Direct and EUR 78 million to the consolidation of Postkantoren BV. The remaining increase was mainly caused by higher IT expenses, provisions at ING Belgium related to Williams de Broe, impairments on development projects of ING Real Estate and higher personnel expenses, including the impact of the new collective labour agreement in the Netherlands. The cost/income ratio of the banking operations improved to 62.8% from 66.6%. Excluding the gains and losses on divestments but including the one-off items above, the cost/income ratio deteriorated to 66.5% from 65.5%. The average number of staff declined to 63,300 from 63,600 in the first half of 2004.

Additions to provisions for loan losses remained very low. After a EUR 4 million release in the first quarter of 2005, ING added EUR 50 million to the loan loss provisions in the second quarter, compared with an addition of EUR 265 million in the first half of 2004. The low risk costs were possible due to an improvement of the credit portfolio, the release of provisions previously taken (notably in Wholesale Banking), the absence of new large defaults and improvements in risk management. The addition equalled an annualised 3 basis points of average credit-risk-weighted assets, compared with 21 basis points in the first half of 2004 and 18 basis points for the full-year 2004.

RAROC
The Risk-Adjusted Return on Capital (RAROC) after tax for ING's banking operations improved to 20.8% in the first half of 2005 from 16.9% in the first half last year. Excluding the gains and losses on divestments, the after-tax RAROC improved to 18.0% from 17.5%. All three banking lines performed above ING's target of 12.0% after tax. Excluding the gains and losses on divestments, Wholesale Banking's RAROC improved to 17.1% from 16.2% in the first half of 2004. Retail Banking posted a return of 32.9% excluding the gain on ING Bank Slaski shares, compared with 29.2% in the first half last year. ING Direct's after-tax RAROC increased to 14.3% from 12.1%. Total economic capital decreased to EUR 14.8 billion from EUR 15.9 billion in the first half of 2004 as a result of divestments. In the RAROC calculation, the actual credit-risk provisioning is replaced with statistically-expected losses reflecting average credit losses over the entire economic cycle. Figures for 2004 have been adjusted for changes to the model for market risk.

2.1 INSURANCE EUROPE PROFIT RISES 15.6% TO EUR 995 MILLION

o PROFIT IN THE NETHERLANDS RISES 12.3%, LIFTED BY HIGHER LIFE AND NON-LIFE RESULTS
o VALUE OF NEW BUSINESS CLIMBS 32.9% DRIVEN BY CENTRAL EUROPE AND THE
  NETHERLANDS
o PROFIT FROM CENTRAL EUROPE RISES 42.2% DRIVEN BY POLAND, HUNGARY AND CZECH REPUBLIC

-----------------------------------------------------------------------------------------------------------------------
   TABLE 6. INSURANCE EUROPE PROFIT & LOSS ACCOUNT
                                                             FIRST HALF                         SECOND QUARTER
In EUR million                                       2005        2004       Change        2005        2004       Change
-----------------------------------------------------------------------------------------------------------------------
Life premium income                                 4,232       4,729       -10.5%       2,020       2,195        -8.0%
Non-life premium income                             1,341       1,317         1.8%         401         309        29.8%
                                                   ------      ------                    -----       -----
TOTAL PREMIUM INCOME                                5,573       6,046        -7.8%       2,421       2,504        -3.3%
Investment income                                   2,241       2,073         8.1%       1,200       1,119         7.2%
Commission and other income                           431         246        75.2%         133          94        41.5%
                                                   ------      ------                    -----       -----
TOTAL INCOME                                        8,245       8,365        -1.4%       3,754       3,717         1.0%

Underwriting expenditure                            6,079       6,491        -6.3%       2,678       2,703        -0.9%
Other interest expenses                               236         168        40.5%         118          71        66.2%
Operating expenses                                    921         829        11.1%         467         429         8.9%
Impairments/investment losses                           4          16       -75.0%           1           5       -80.0%
                                                   ------      ------                    -----       -----
TOTAL EXPENDITURE                                   7,240       7,504        -3.5%       3,264       3,208         1.7%

TOTAL PROFIT BEFORE TAX                             1,005         861        16.7%         490         509        -3.7%
Gains/losses on divestments                            10
Profit before tax from divested units
                                                   ------      ------                    -----       -----
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS               995         861        15.6%         490         509        -3.7%
- of which life insurance                             791         718        10.2%         395         450       -12.2%
- of which non-life insurance                         204         143        42.7%          95          59        61.0%

KEY FIGURES
Value of new life business                             93          70        32.9%
Internal rate of return                             13.3%       12.8%
Assets under management(1) (In EUR billion)         160.5       148.3         8.2%
Staff (average FTEs)                               16,200      15,800         2.5%
-----------------------------------------------------------------------------------------------------------------------

1. 2004 figures are year-end

FIRST-HALF PROFIT
Profit before tax excluding divestments at Insurance Europe rose 15.6% to EUR 995 million in the first half of 2005, up from EUR 861 million in the same period last year, driven by strong increases in both life and non-life insurance. Profit before tax from life insurance rose 10.2%, boosted by growth in Central Europe as well as higher results in the Netherlands and Belgium, driven in part by investment gains. Profit before tax from non-life insurance rose 42.7%, lifted by strong underwriting results in the Netherlands. Including the gain on the sale of Freeler in the first quarter of 2005, total profit before tax from Insurance Europe rose 16.7% to EUR 1,005 million.

Total premium income declined 7.8% to EUR 5,573 million, driven by a 10.5% decrease in life premium income, mainly as a result of the reclassification of some products in Belgium from life insurance to investment contracts under IFRS. Excluding the impact of the reclassification and currency effects, life premium income declined 3.3%, partially due to rate increases to improve profitability in the Netherlands. Non-life premium income rose 1.8% to EUR 1,341 million due to an increase in disability insurance premiums in the Netherlands.

Investment income increased 8.1% to EUR 2,241 million, lifted by increases in the fair value of real estate and realised gains on bonds in the Netherlands, as well as higher investment income in Central Europe, especially Poland. Commission and other income rose 75.2% to EUR 431 million due to higher share of profit of associates, such as minority shareholdings, as well as realised gains on private equity investments.

Operating expenses increased 11.1% to EUR 921 million, mainly due to higher salaries related to the new Dutch collective labour agreement as well as Ops & IT projects in the Netherlands. Operating expenses in

Belgium rose 5.6%, mainly due to higher IT expenses, while in Central Europe operating expenses declined 5.6%. The average number of staff at Insurance Europe increased 2.5% to 16,200 employees as an increase in the Netherlands was partially offset by a decrease in Belgium. At the end of June, the number of staff in the Netherlands was 2.4% lower compared with year-end 2004.

GEOGRAPHICAL BREAKDOWN INSURANCE EUROPE
----------------------------------------------------------------------------------------------------------------------
   TABLE 7. INSURANCE EUROPE PROFIT BEFORE TAX
                                                           FIRST HALF                         SECOND QUARTER
In EUR million                                     2005         2004      Change         2005        2004       Change
----------------------------------------------------------------------------------------------------------------------
Netherlands                                         786          700       12.3%          380         433       -12.2%
- of which life                                     609          581        4.8%          299         387       -22.7%
- of which non-life                                 177          119       48.7%           81          46        76.1%
Belgium(1)                                           81           71       14.1%           41          34        20.6%
- of which life                                      58           52       11.5%           29          24        20.8%
- of which non-life                                  23           19       21.1%           12          10        20.0%
Central Europe(2) & Spain                           128           90       42.2%           69          42        64.3%
                                                    ---          ---                      ---         ---
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS             995          861       15.6%          490         509        -3.7%
----------------------------------------------------------------------------------------------------------------------

1. Including Luxembourg
2. Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Russia

In the Netherlands, profit before tax increased 12.3% to EUR 786 million, lifted by higher results from both life and non-life insurance, due in part to EUR 61 million higher gains on private equity investments as well as the impact of IFRS. The implementation of IAS 32 and 39 from 1 January 2005 had a positive impact of EUR 72 million on first-half results, while revaluations of the real estate portfolio had a positive impact of EUR 63 million. Operating expenses increased 16.1% due to higher salaries related to a new collective labour agreement as well as investments in Ops & IT projects at ING Investment Management and higher marketing costs at RVS. Operating expenses at Nationale-Nederlanden increased 8.0%. Profit before tax from life insurance rose 4.8% to EUR 609 million, as higher investment income was partially offset by increased operating expenses. Life premiums declined 9.4%, mainly due to lower sales of single-premium products as a result of rate adjustments to improve profitability. Profit before tax from non-life insurance increased 48.7% to EUR 177 million, driven by higher investment income as well as favourable claims experience, particularly in fire, motor and personal liability insurance. Non-life premium income increased 2.4% to EUR 1,139 million, led by rate adjustments for fire insurance as well as the introduction of a new disability product.

In Belgium, profit before tax from insurance rose 14.1% to EUR 81 million, driven by both life and non-life insurance. Profit before tax from life insurance (including Luxembourg) increased 11.5% to EUR 58 million. Life premium income was 31.1% lower due to the reclassification of some products to investment contracts under IFRS. Excluding that impact, life insurance premium income increased 11.9%. Profit before tax from non-life insurance rose 21.1% to EUR 23 million, led by higher results from fire and loss of income/accident insurance. Non-life premiums declined 1.1% to EUR 178 million.

In Central Europe & Spain, profit before tax increased 42.2% to EUR 128 million, driven by growth in premium income and higher investment income, particularly in Poland, Hungary and the Czech Republic. Premium income rose 15.8% to EUR 777 million, driven by a 16.4% increase in life premiums to EUR 752 million. Premiums in Hungary were boosted by sales of a euro-based unit-linked product, and in Poland by increased sales of single-premium and annual premium products, while pension fund inflows also increased. In the Czech Republic, production in the pension fund business increased due to higher sales through brokers. ING started a private pension fund in Slovakia at the beginning of 2005. Operating expenses in the region declined 5.6% due to the positive impact of a cost containment program in Poland as well as an extra provision in 2004 relating to a discontinued business.

------------------------------------------------------------------------------------------------------------------------
   TABLE 8. INSURANCE EUROPE PREMIUM INCOME
                                                            FIRST HALF                          SECOND QUARTER
In EUR million                                      2005         2004       Change        2005         2004       Change
------------------------------------------------------------------------------------------------------------------------
Netherlands                                        3,920        4,182        -6.3%       1,571        1,627        -3.4%
- of which life                                    2,781        3,070        -9.4%       1,255        1,407       -10.8%
- of which non-life                                1,139        1,112         2.4%         316          220        43.6%
Belgium(1)                                           876        1,193       -26.6%         451          528       -14.6%
- of which life                                      698        1,013       -31.1%         377          451       -16.4%
- of which non-life                                  178          180        -1.1%          74           77        -3.9%
Central Europe(2) & Spain                            777          671        15.8%         399          349        14.3%
                                                   -----        -----                    -----        -----
TOTAL                                              5,573        6,046        -7.8%       2,421        2,504        -3.3%
------------------------------------------------------------------------------------------------------------------------

1. Including Luxembourg
2. Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Russia

VALUE OF NEW LIFE BUSINESS
The value of new business written by Insurance Europe increased 32.9% to EUR 93 million from EUR 70 million in the first half of 2004, driven by strong increases in the Netherlands and Central Europe. The total internal rate of return expected on new sales increased to 13.3% from 12.8%. The value of new business in the Netherlands rose to EUR 47 million from EUR 30 million in the first half of 2004 as a result of higher margins and a re-pricing of single-premium products, which led to an increase in the internal rate of return to 13.6% from 11.0%. In Central Europe & Spain, the value of new business rose to EUR 31 million from EUR 14 million, driven by higher sales and the launch of a new pension fund in Slovakia. In Belgium, including Luxembourg, the value of new business declined to EUR 15 million from EUR 26 million due to lower production and a market shift towards products with lower margins, which was reflected in a decline of the internal rate of return to 17.2% from 26.8%.

---------------------------------------------------------------------------------------------------------------------
   TABLE 9.  INSURANCE EUROPE NEW LIFE INSURANCE PRODUCTION
                                    NEW PRODUCTION 1H 2005                        NEW PRODUCTION 1H 2004
                                                   Value of                                     Value of
                             Annual      Single         New               Annual      Single         New
In EUR million              premium     Premium    Business      IRR     Premium     Premium    Business        IRR
---------------------------------------------------------------------------------------------------------------------
Netherlands(1)                   82         683          47     13.6%         76         697          30        11.0%
Belgium(2)                       22         613          15     17.2%         29         730          26        26.8%
Central Europe & Spain          132         136          31     12.1%         98          68          14        11.0%
                                ---       -----          --                  ---       -----          --
TOTAL                           236       1,432          93     13.3%        203       1,495          70        12.8%
---------------------------------------------------------------------------------------------------------------------

1. VNB statistics for 1H 2004 for Nationale-Nederlanden were reported with a lag of one quarter, thus the figures above for the Netherlands represent production for 4Q 2003 and 1Q 2004. As of 2005 VNB statistics reflect actual reporting periods.
2. Including Luxembourg

2.2  INSURANCE AMERICAS PROFIT RISES 25.0% TO EUR 986 MILLION

o U.S. PROFIT RISES 20.0% DRIVEN BY CONTINUED STRONG GROWTH IN ASSET LEVELS
o VALUE OF NEW LIFE BUSINESS IN THE U.S. INCREASES 15.5% TO EUR 82 MILLION
o PROFIT FROM CANADA CLIMBS 40.9% TO EUR 331 MILLION ON STRONG UNDERWRITING RESULTS

-----------------------------------------------------------------------------------------------------------------------
   TABLE 10. INSURANCE AMERICAS PROFIT & LOSS ACCOUNT
                                                             FIRST HALF                         SECOND QUARTER
In EUR million                                       2005        2004       Change        2005        2004       Change
-----------------------------------------------------------------------------------------------------------------------
Life premium income                                 8,664       9,324        -7.1%       4,414       4,606        -4.2%
Non-life premium income                             2,208       2,206         0.1%       1,261       1,180         6.9%
                                                   ------      ------                    -----       -----
TOTAL PREMIUM INCOME                               10,872      11,530        -5.7%       5,675       5,786        -1.9%
Investment income                                   2,184       2,072         5.4%       1,153       1,066         8.2%
Commission and other income                           264         420       -37.1%          -8         226
                                                   ------      ------                    -----       -----
TOTAL INCOME                                       13,320      14,022        -5.0%       6,820       7,078        -3.6%

Underwriting expenditure                           11,206      12,076        -7.2%       5,794       6,035        -4.0%
Other interest expenses                                49          40        22.5%         -24          14
Operating expenses                                  1,129       1,080         4.5%         577         549         5.1%
Impairments/investment losses                          -3           9                       -3           7
                                                   ------      ------                    -----       -----
TOTAL EXPENDITURE                                  12,381      13,205        -6.2%       6,344       6,605        -4.0%

TOTAL PROFIT BEFORE TAX                               939         817        14.9%         476         473         0.6%
Gains/losses on divestments                           -59                                  -78
Profit before tax from divested units                  12          28                        5          12
                                                   ------      ------                    -----       -----
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS               986         789        25.0%         549         461        19.1%
- of which life insurance                             537         457        17.5%         282         255        10.6%
- of which non-life insurance                         449         332        35.2%         267         206        29.6%

KEY FIGURES
Value of new life business                             90          82         9.8%
Internal rate of return                             10.6%        9.7%
Assets under management(1) (In EUR billion)         183.9       161.2        14.1%
Staff (average FTEs)                               26,400      25,400         3.9%
-----------------------------------------------------------------------------------------------------------------------

1. 2004 figures are year-end

FIRST-HALF PROFIT
Profit before tax excluding divestments at Insurance Americas increased 25.0% to EUR 986 million in the first half of 2005, driven by higher investment and fee income at the U.S. life businesses as well as continued strong underwriting results at the Canadian non-life business. In the U.S., profit increased across all business lines, particularly retirement services, and variable and fixed annuities. Profit growth was offset in part by the weakening of the U.S. dollar and the Mexican peso against the euro, while the Canadian dollar strengthened. On balance, currency fluctuations had a negative impact of EUR 17 million on first-half profit before tax. Including a gain of EUR 19 million on the over-allotment of shares from the ING Canada IPO in the first quarter of 2005, and a loss of EUR 78 million on the sale of Life of Georgia in the second quarter, as well as earnings from divested units in both periods, the total profit before tax from Insurance Americas rose 14.9% to EUR 939 million.

Premium income declined 5.7% to EUR 10,872 million, mainly due to currency effects, which had a negative impact of EUR 435 million, accounting for two-thirds of the decline. Life premium income in the U.S. was also impacted by the reclassification of some products to investment contracts under IFRS 4, as well as lower single-premiums in the life business. The decline was partially offset by higher sales of variable annuities. Non-life premium income was little changed as an increase in Canada was largely offset by lower non-life sales in Mexico.

Investment income rose 5.4% to EUR 2,184 million, largely due to higher asset levels in the U.S., increased investment yields as a result of higher income from penalties on the prepayment of fixed-income securities and commercial mortgages, and the gain on the over-allotment of ING Canada shares. Commission and other income declined 37.1% to EUR 264 million including the loss of EUR 78 million on the sale of Life of Georgia.

Operating expenses increased 4.5%, driven primarily by higher expenses in Canada related to the acquisition of Allianz Canada. That was partially offset by the divestment of some businesses as well as EUR 33 million of currency effects, primarily related to the decline of the U.S. dollar against the euro.

GEOGRAPHICAL BREAKDOWN INSURANCE AMERICAS
-----------------------------------------------------------------------------------------------------------------------
   TABLE 11. INSURANCE AMERICAS PROFIT BEFORE TAX
                                                            FIRST HALF                         SECOND QUARTER
In EUR million                                      2005         2004      Change         2005        2004       Change
-----------------------------------------------------------------------------------------------------------------------
United States                                        534          445       20.0%          280         244        14.8%
Canada                                               331          235       40.9%          201         171        17.5%
Latin America                                        121          109       11.0%           68          46        47.8%
- of which Mexico                                     84           76       10.5%           44          30        46.7%
- of which South America(1)                           37           33       12.1%           24          16        50.0%
                                                     ---          ---                      ---         ---
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS              986          789       25.0%          549         461        19.1%
-----------------------------------------------------------------------------------------------------------------------

1. Argentina, Brazil, Chile, Peru

In the United States, profit before tax excluding divestments increased 20.0% to EUR 534 million, driven by strong growth in asset levels over the past year, due to improved investment performance, continued sales growth and good persistency, particularly in annuities. The composite margin after credit-related gains and losses increased sharply to 160 basis points from 138 basis points in the second quarter of 2004, propelled by lower credited rates, higher prepayment penalty income on fixed-income securities and low credit losses. The decline of the U.S. dollar against the euro had a negative impact of EUR 22 million on profit before tax. Premium income declined 7.5% to EUR 8,595 million, mainly due to the lower U.S. dollar, which had a negative impact of EUR 444 million, accounting for two-thirds of the decline. Premiums were also impacted by a change in the accounting for investment contracts under IFRS 4 as well as lower single premiums in the life business. Premium income from variable annuities increased, driven by higher sales of products with living-benefit features. Operating expenses excluding Life of Georgia and the individual reinsurance business were unchanged at EUR 681 million, including a favourable impact from currencies of EUR 32 million.

In Canada, profit before tax from non-life insurance increased 40.9% to EUR 331 million, driven by strong underwriting results and the purchase of Allianz Canada in the fourth quarter of 2004. The business continued to benefit from lower claims frequency and severity, particularly in personal motor insurance. The loss ratio improved to 55.2%, compared with 57.9% in the first half of 2004. The expense ratio increased as a result of higher operating expenses related to the integration of the Allianz Canada business, and a lower level of net written premiums in the first quarter of 2004 due to the termination of an assumed reinsurance treaty. The combined ratio increased to 85.3% from 82.6% in the first half of 2004. Premium income rose 16.2% to EUR 1,255 million as the purchase of Allianz Canada more than offset the decrease in premium rates as a result of regulatory changes.

In Mexico, profit before tax rose 10.5% to EUR 84 million in the first half of 2005 driven by higher investment yields, which were partially offset by lower product experience in auto and group life. Premium income declined 18.1% to EUR 676 million due to lower sales and the non-renewal of a few large contracts in the commercial non-life business as the company focuses on more profitable market segments. Operating expenses were flat at EUR 156 million.

In South America, profit before tax from Chile, Brazil, Peru and Argentina increased 12.1% to EUR 37 million, driven by stronger results in Chile due to higher realised gains on fixed income securities and gains on the sales of Chile's non-life business and the life portfolio in Argentina. Results were flat in Brazil. Premium income in the region rose 13.4% driven by higher annuity sales in Chile. Operating expenses increased by EUR 8 million, or 19.5%, due to expenses related to the sale of the non-life business in Chile and higher marketing expenses in Peru.

------------------------------------------------------------------------------------------------------------------------
   TABLE 12. INSURANCE AMERICAS PREMIUM INCOME
                                                             FIRST HALF                         SECOND QUARTER
In EUR million                                       2005         2004      Change         2005        2004       Change
------------------------------------------------------------------------------------------------------------------------
United States                                       8,595        9,294       -7.5%        4,392       4,580        -4.1%
Canada                                              1,255        1,080       16.2%          746         635        17.5%
Latin America                                         972        1,086      -10.5%          518         536        -3.4%
- of which Mexico                                     676          825      -18.1%          369         397        -7.1%
- of which South America(1)                           296          261       13.4%          149         139         7.2%
                                                   ------       ------                    -----       -----
PREMIUM INCOME EXCLUDING DIVESTMENTS               10,822       11,460       -5.6%        5,656       5,751        -1.7%
Premium income from divested units                     50           70                       19          35
                                                   ------       ------                    -----       -----
TOTAL PREMIUM INCOME                               10,872       11,530       -5.7%        5,675       5,786        -1.9%
------------------------------------------------------------------------------------------------------------------------

1. Argentina, Brazil, Chile, Peru

VALUE OF NEW LIFE BUSINESS
The value of new life insurance business written by Insurance Americas rose 9.8% to EUR 90 million, led by a 15.5% increase in the United States to EUR 82 million, driven by higher margins at the retirement services business due to continued focus on profitable business, as well as higher sales. The internal rate of return in the U.S. improved to 10.7%, or 11.1% in U.S. dollars. The improvement in margins more than offset the exclusion of Life of Georgia and the individual life reinsurance business, as well as the decline of the U.S. dollar against the euro. In Mexico, the value of new life business was lower as a result of strategic investments in a new individual life operation and lower sales. The total internal rate of return for Insurance Americas in the first half of 2005 was 10.6%, up from 9.7% in the first half of 2004.

-------------------------------------------------------------------------------------------------------------------
  TABLE 13.  INSURANCE AMERICAS NEW LIFE INSURANCE PRODUCTION
                                 NEW PRODUCTION 1H 2005                        NEW PRODUCTION 1H 2004
                                                   Value of                                     Value of
                             Annual      Single         New               Annual      Single         New
In EUR million              premium     Premium    Business      IRR     Premium     Premium    Business        IRR
-------------------------------------------------------------------------------------------------------------------
United States                   668       7,338          82     10.7%        811       7,990          71       9.5%
Mexico                           44           6           3     11.4%         72           6           9      19.2%
South America                    35         111           5      9.4%         34          71           2       8.7%
                                ---       -----          --                  ---       -----          --
TOTAL                           747       7,455          90     10.6%        917       8,067          82       9.7%
-------------------------------------------------------------------------------------------------------------------

2.3 INSURANCE ASIA/PACIFIC PROFIT DECLINES 14.8% TO EUR 225 MILLION

o LIFE PREMIUM INCOME INCREASES 50.7%, LED BY STRONG SALES IN JAPAN AND SOUTH KOREA
o MEASURES TAKEN IN TAIWAN TO STRENGTHEN RESERVES DUE TO LOW INTEREST RATES
o VALUE OF NEW BUSINESS INCREASES 47.8% TO EUR 198 MILLION

-----------------------------------------------------------------------------------------------------------------------
   TABLE 14. INSURANCE ASIA/PACIFIC PROFIT & LOSS ACCOUNT
                                                             FIRST HALF                         SECOND QUARTER
In EUR million                                       2005        2004       Change        2005        2004       Change
-----------------------------------------------------------------------------------------------------------------------
Life premium income                                 6,147       4,080        50.7%       3,347       2,100        59.4%
Non-life premium income                                20         223       -91.0%          10         127       -92.1%
                                                    -----       -----                    -----       -----
TOTAL PREMIUM INCOME                                6,167       4,303        43.3%       3,357       2,227        50.7%
Investment income                                     401         555       -27.7%         207         391       -47.1%
Commission and other income                            95          57        66.7%          49          34        44.1%
                                                    -----       -----                    -----       -----
TOTAL INCOME                                        6,663       4,915        35.6%       3,613       2,652        36.3%

Underwriting expenditure                            6,044       4,046        49.4%       3,347       2,091        60.1%
Other interest expenses                                 3           6       -50.0%           2           2
Operating expenses                                    391         328        19.2%         210         155        35.5%
Impairments/investment losses                                      -2                                   -1
                                                    -----       -----                    -----       -----
TOTAL EXPENDITURE                                   6,438       4,378        47.1%       3,559       2,247        58.4%

TOTAL PROFIT BEFORE TAX                               225         537       -58.1%          54         405       -86.7%
Gains/losses on divestments                                       219                                  219
Profit before tax from divested units                              54                                   34
                                                    -----       -----                    -----       -----
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS               225         264       -14.8%          54         152       -64.5%
- of which life insurance                             223         262       -14.9%          53         151       -64.9%
- of which non-life insurance                           2           2                        1           1

KEY FIGURES
Value of new life business                            198         134        47.8%
Internal rate of return                             14.2%       14.1%
Assets under management(1) (In EUR billion)          69.4        56.2        23.5%
Staff (average FTEs)                                8,700       8,500         2.4%
-----------------------------------------------------------------------------------------------------------------------

1. 2004 figures are year-end

FIRST-HALF PROFIT
Profit before tax excluding divestments at Insurance Asia/Pacific decreased 14.8% to 225 million, due to a decision to strengthen reserves in Taiwan as a result of the low interest-rate environment, which offset strong growth elsewhere in the region. Excluding divestments and Taiwan, profit before tax in the rest of the region increased 16.6%, driven by strong growth in Australia and South Korea. Results in the first half of 2004 were also favoured by the release of a EUR 30 million reserve for a wage-tax assessment. Excluding that one-off item, profit before tax increased 38.0%. Total profit before tax from Insurance Asia/Pacific declined 58.1%, reflecting a gain last year of EUR 219 million on the sale of the Australian non-life joint venture in the second quarter of 2004, and the results from that business.

Premium income rose 43.3% to EUR 6,167 million, led by a 50.7% increase in life premium income driven by sharply higher sales of single-premium variable annuities in Japan, tied-agency and bancassurance products in South Korea, and short-term savings products in Taiwan. Strong sales more than offset the impact of a reclassification of the majority of products in Australia from life insurance to investment products under IFRS. Excluding currency impacts and the effect of the IFRS change in Australia, life premiums increased 69.9%. Strong growth rates were recorded in Japan (140.7%), South Korea (31.4%), Taiwan (23.2%), India (280.2%), Thailand (43.9%), and Malaysia (13.1%) in local currency terms. Non-life premium income fell 91.0%, reflecting the sale of the Australian non-life business in the second quarter of 2004.

Investment income declined to EUR 401 million from EUR 555 million in the first half of 2004, which included the gain of EUR 219 million from the sale of the Australian non-life joint venture. Excluding that gain, investment income increased 19.3% due to continued growth of the business throughout the region. Commission and other income rose to EUR 95 million from EUR 57 million, driven by higher fee income on wealth management products, primarily as a result of the reclassification of most products in Australia under IFRS.

Operating expenses increased 19.2% to EUR 391 million, reflecting the continuing growth of businesses across the region. Expenses in the year-earlier period also benefited from the release of a EUR 30 million provision for a wage-tax assessment. Excluding that release as well as currency effects and the divestment of the Australian non-life joint venture, operating expenses increased 15.9% as a result of staff increases and other expenses to support the growth of the business, as well as investments to improve IT systems. The average number of full-time staff rose 2.4% in the first half year to 8,700 mainly due to increases in India, Australia, South Korea, and Japan.

GEOGRAPHICAL BREAKDOWN INSURANCE ASIA/PACIFIC
------------------------------------------------------------------------------------------------------------------------
   TABLE 15. INSURANCE ASIA/PACIFIC PROFIT BEFORE TAX
                                                             FIRST HALF                         SECOND QUARTER
In EUR million                                       2005         2004      Change         2005        2004       Change
------------------------------------------------------------------------------------------------------------------------
Australia                                              95           68       39.7%           48          33        45.5%
South Korea                                            75           52       44.2%           35          23        52.2%
Taiwan                                                  0           71                      -59          45
Japan                                                  44           46       -4.3%           22          20        10.0%
Rest of Asia(1)                                        11           27      -59.3%            8          31       -74.2%
                                                      ---          ---                      ---         ---
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS               225          264      -14.8%           54         152       -64.5%
------------------------------------------------------------------------------------------------------------------------

1. Including China, India, Thailand, Indonesia, Hong Kong and Malaysia

In Australia, profit before tax increased 39.7% to EUR 95 million from EUR 68 million in the first half of 2004, excluding the results of the non-life insurance joint venture, which was sold in the second quarter of 2004. Profit before tax from the life insurance and wealth management joint venture, ING Australia, rose 15.4% to EUR 60 million, driven by favourable claims experience in the life insurance business, strong customer retention in the individual and group risk insurance businesses, higher fee income as a result of increased funds under administration in the employer superannuation business, and higher investment income due to favourable equity market performance. New business sales across all lines of business were higher than the prior year, driven by strong sales through the distribution channels of the joint venture partner, ANZ Bank. Life premium income declined to EUR 64 million from EUR 545 million, due to the reclassification of the majority of products from life insurance to investment products under IFRS. The Australian investment management business posted a profit of EUR 5 million, up 12.9% from the first half last year. Profit before tax also includes EUR 28 million from ING's holding company in Australia, including additional interest income from the sales proceeds related to the non-life joint venture.

In South Korea, profit before tax rose 44.2% to EUR 75 million, due to continued strong growth in premium income and an increase in the scale of the in-force business, which was offset in part by higher claims. Premium income rose 43.8%, driven by higher sales through the tied agency network and continued high persistency on existing contracts. Premiums were also boosted by new products introduced by ING Life Korea, new bancassurance distribution agreements, as well as the launch of the bancassurance joint venture with Kookmin Bank, KB Life, in the first quarter of 2005. Profit in the second quarter was negatively impacted by a EUR 16 million unrealised loss on cash-flow hedges, which were determined not to qualify for hedge accounting under IFRS.

In Taiwan, due to a further decrease in the already low interest rate, a strengthening of the Taiwan dollar, modelling refinements and product experience, reserves in Taiwan have become inadequate according to ING's 90% requirement. ING Group uses a prudent 90% confidence level for assessing the reserve adequacy of its business units, which is more conservative than the loss-recognition test used under U.S. GAAP. Using a 50% confidence level, reserves in Taiwan remain adequate. Nonetheless, ING has decided to strengthen reserves to prevent the 90% reserve inadequacy, under current assumptions, from increasing further. As a consequence, a charge of EUR 80 million before tax was taken in the second quarter, and the results from Taiwan are nil for the first half of 2005. The inadequacy relates to an old block of business with embedded high interest-rate guarantees dating to before 2001, and such high guarantees were discontinued in 2002. New business production in Taiwan contributed EUR 48 million to the value of new life business in the first half of 2005.

In Japan, profit before tax declined 4.3% to EUR 44 million, due entirely to currency effects. Profit growth related to the strong sales of single-premium variable annuities was offset by less favourable claims experience at the corporate-owned life insurance business. Premium income from single-premium variable annuities increased sharply to EUR 2,698 million from EUR 790 million as a result of strong sales through a diversified distribution network of regional and national banks, securities brokers and independent agents. Premiums from corporate-owned life insurance rose 9.9% to EUR 669 million.

In the Rest of Asia, profit before tax declined to EUR 11 million from EUR 27 million in the first half last year, when results were positively impacted by the release of a EUR 30 million reserve for a wage tax assessment in the second quarter. ING's 30% owned mutual fund joint venture, China Merchant Funds Management Company Ltd., made a positive contribution to profit before tax by raising more than EUR 1.7 billion in its Cash Enhancement Fund. It now has EUR
3.3 billion of assets under management, and is the largest non-domestic asset manager in the country.

------------------------------------------------------------------------------------------------------------------------
   TABLE 16. INSURANCE ASIA/PACIFIC PREMIUM INCOME
                                                             FIRST HALF                         SECOND QUARTER
In EUR million                                      2005         2004       Change        2005         2004       Change
------------------------------------------------------------------------------------------------------------------------
Australia                                             64          545       -88.3%          35          264       -86.7%
South Korea                                        1,035          720        43.8%         546          381        43.3%
Taiwan                                             1,345        1,079        24.7%         804          564        42.6%
Japan                                              3,367        1,443       133.3%       1,778          747       138.0%
Rest of Asia(1)                                      356          312        14.1%         194          153        26.8%
                                                   -----        -----                    -----        -----
PREMIUM INCOME EXCLUDING DIVESTMENTS               6,167        4,099        50.5%       3,357        2,109        59.2%
Divested units                                                    204                                   118
                                                   -----        -----                    -----        -----
TOTAL PREMIUM INCOME                               6,167        4,303        43.3%       3,357        2,227        50.7%
------------------------------------------------------------------------------------------------------------------------

1. Including India, China, Hong Kong, Thailand, Indonesia and Malaysia

VALUE OF NEW LIFE BUSINESS
The value of new business written by Insurance Asia/Pacific was EUR 198 million, up 47.8% compared with first half of 2004, and accounting for more than half of ING Group's total. Most units contributed to this growth in new business value, in particular Japan and South Korea, due to strong sales. ING invested EUR 325 million to write new business in the region, up 78.6% from first half of 2004, and the total internal rate of return expected on this investment is 14.2%.

-------------------------------------------------------------------------------------------------------------------
  TABLE 17.  INSURANCE ASIA/PACIFIC NEW LIFE INSURANCE PRODUCTION
                                       NEW PRODUCTION 1H 2005                        NEW PRODUCTION 1H 2004
                                                   Value of                                     Value of
                             Annual      Single         New               Annual      Single         New
In EUR million              premium     Premium    Business      IRR     Premium     Premium    Business        IRR
-------------------------------------------------------------------------------------------------------------------
Australia                        23         440           6     12.0%         30         351           3       9.9%
South Korea                     260         111          66     37.0%        184          84          38      25.1%
Taiwan                          325          56          48     13.3%        113          27          45      11.9%
Japan                           193       2,612          78     12.3%        170         752          44      15.9%
Rest of Asia                     58          36           0      8.3%         48          33           4       9.6%
                                ---       -----         ---                  ---       -----         ---
TOTAL                           859       3,255         198     14.2%        545       1,247         134      14.1%
-------------------------------------------------------------------------------------------------------------------

2.4      WHOLESALE BANKING PROFIT RISES 11.3% TO EUR 1,206 MILLION

o PROFIT LIFTED BY THE RELEASE OF LOAN LOSS PROVISIONS AS CREDIT ENVIRONMENT IMPROVES
o ING REAL ESTATE PROFIT BEFORE TAX RISES 36.1% TO EUR 161 MILLION
o RAROC AFTER TAX INCREASES TO 21.2%, OR 17.1% EXCLUDING THE IMPACT OF
  DIVESTMENTS

-----------------------------------------------------------------------------------------------------------------------
   TABLE 18. WHOLESALE BANKING PROFIT & LOSS ACCOUNT
                                                             FIRST HALF                         SECOND QUARTER
In EUR million                                        2005        2004      Change        2005        2004       Change
-----------------------------------------------------------------------------------------------------------------------
Interest result                                      1,337       1,668      -19.8%         636         822       -22.6%
Commission                                             545         724      -24.7%         243         322       -24.5%
Other income                                         1,362         710       91.8%         575         282       103.9%
                                                    ------      ------                   -----       -----
TOTAL INCOME                                         3,244       3,102        4.6%       1,454       1,426         2.0%

OPERATING EXPENSES                                   1,768       1,869       -5.4%         920         932        -1.3%
                                                    ------      ------                   -----       -----
Gross result                                         1,476       1,233       19.7%         534         494         8.1%
Addition to provisions for loan losses                 -76         139                       6          68       -91.2%
                                                    ------      ------                   -----       -----
PROFIT BEFORE TAX                                    1,552       1,094       41.9%         528         426        23.9%

Gains/losses on divestments                            332         -84                      47
Profit before tax from divested units                   14          94                       -           3
                                                    ------      ------                   -----       -----
TOTAL PROFIT BEFORE TAX EXCLUDING DIVESTMENTS        1,206       1,084       11.3%         481         423        13.7%

KEY FIGURES
Cost/income ratio                                    54.5%       60.3%                   63.3%       65.4%
RAROC pre-tax                                        25.2%       20.3%
RAROC after tax                                      21.2%       15.3%
Total risk-weighted assets(1) (in EUR billion)       160.9       147.5        9.1%
Addition to provisions for loan losses in
basis points of average credit-risk-weighted           -10          18
assets
Staff (average FTEs)                                21,100      24,000      -12.1%
-----------------------------------------------------------------------------------------------------------------------

1. 30 June 2005 compared with year-end 2004

FIRST-HALF PROFIT
Profit before tax excluding divestments at Wholesale Banking increased 11.3% to EUR 1,206 million, driven by the release of loan loss provisions due to a benign credit environment and improved risk management. Including the impact of divestments, total profit before tax increased 41.9% to EUR 1,552 million. ING realised a gain of EUR 255 million on the sale of Baring Asset Management, and EUR 30 million of the gain on the sale of ING Bank Slaski shares was reported under Wholesale Banking in the first quarter of 2005. In the second quarter, a gain of EUR 47 million was realised on the NMB-Heller transaction. The first half of 2004 included a loss of EUR 84 million on the sale of the Asian cash equities business.

Total income increased 4.6% to EUR 3,244 million, including the gains on the sales of Baring Asset Management and the ING Bank Slaski shares, as well as the NMB-Heller transaction. Excluding the impact of divestments, income rose 3.9% to EUR 2,851 million, fuelled by higher income from ING Real Estate and the Wholesale Banking network outside the Benelux, mainly the U.K. and Central & Eastern Europe. This was partially offset by lower Financial Markets results in Belgium, compared with the very strong results in the first half of 2004.

Operating expenses declined 5.4% to EUR 1,768 million, due entirely to the divestments of the Asian cash equities business, CenE Bankiers and parts of ING BHF-Bank in 2004 as well as Baring Asset Management in the first quarter of 2005. Excluding the impact of divestments, operating expenses increased 13.1% to EUR 1,721 million, mainly due to provisions taken in Belgium as well as impairment losses on development projects at ING Real Estate. Excluding the gains and losses on divestments, the cost/income ratio deteriorated to 60.7% from 58.1% as a result of these non-recurring costs. The average number of wholesale staff declined 12.1% to 21,100 compared with the first half of 2004, mainly due to divestments.

The addition to the provision for loan losses declined sharply from EUR 139 million in the first half of 2004 to a release of EUR 76 million in the first half this year, due to the improved credit environment and the absence of substantial new problem loans. In the first half of 2005, risk costs were an annualised -10 basis points of average credit-risk-weighted assets compared with 18 basis points in the first half of 2004.

GEOGRAPHICAL BREAKDOWN WHOLESALE BANKING
-----------------------------------------------------------------------------------------------------------------------
   TABLE 19. WHOLESALE BANKING PROFIT BEFORE TAX
                                                           FIRST HALF                          SECOND QUARTER
In EUR million                                      2005        2004       Change        2005         2004       Change
-----------------------------------------------------------------------------------------------------------------------
Netherlands                                          414         456        -9.2%         154          233       -33.9%
Belgium                                              330         422       -21.8%         105          146       -28.1%
Rest of World                                        340         131       159.5%         165           35       371.4%
Other                                                -40         -25                       -9          -20
                                                   -----       -----                      ---          ---
SUBTOTAL WHOLESALE BANKING                         1,044         984         6.1%         415          394         5.3%
Asset management(1)                                  162         100        62.0%          66           29       127.6%
                                                   -----       -----                      ---          ---
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS            1,206       1,084        11.3%         481          423        13.7%
-----------------------------------------------------------------------------------------------------------------------

1. Mainly ING Real Estate

In the Netherlands, profit before tax excluding divestments declined 9.2% to EUR 414 million. Total income excluding divestments was up 1.8%, driven by a gain on the sale of convertible bonds in the first quarter of 2005. Higher income from Structured Finance and Leasing was offset by lower volumes in General Lending combined with lower interest margins in the Corporate Clients segment and the Payments & Cash Management business. Operating expenses increased 12.4%, mainly due to growth in Leasing, higher personnel expenses and higher IT expenses. Risk costs were an annualised 3 basis points of average credit-risk-weighted assets, compared with 4 basis points in the first half of 2004.

In Belgium, profit before tax excluding divestments declined 21.8% to EUR 330 million. Total income was 5.8% lower due to a decline in Financial Markets results, particularly in the second quarter, compared with very strong results in the first half of 2004. Operating expenses increased 21.7%, due to EUR 99 million in provisions, of which EUR 68 million was taken in the second quarter, mainly related to Williams de Broe. That was partially offset by impairments on real estate taken in 2004 under IFRS. Risk costs declined sharply from 8 basis points of average credit-risk-weighted assets in the first half of 2004 to -15 basis points in the first half this year due to releases, particularly in the first quarter.

In the Rest of the World, profit before tax excluding divestments increased sharply to EUR 340 million from EUR 131 million, driven by releases of debtor provisions and higher income. Total income excluding divestments rose 7.4%, boosted by a strong performance of Structured Finance in the U.K. and higher Financial Markets results in Central & Eastern Europe. Operating expenses excluding divestments were down 0.2%. Risk costs decreased from EUR 103 million, or 44 basis points of average credit-risk-weighted assets, in the first half of 2004 to a release of EUR 51 million, or -24 basis points, in the first half of this year. All regions within the Rest of the World showed a net release from the provision for loan losses in the first half of 2005.

The asset management activities of Wholesale Banking posted a profit before tax excluding divestments of EUR 162 million, an increase of 62.0% compared to the first half of 2004. ING Real Estate's profit before tax rose 36.1% to EUR
161 million, driven by higher results from the real estate finance activities and the investment management activities. The results from property development decreased due to impairments on projects in Poland and the Czech Republic.

RAROC
The Risk-Adjusted Return on Capital after tax for Wholesale Banking improved from 15.3% in the first half of 2004 to 21.2% in the first half this year, lifted by the gains on the sales of Baring Asset Management and the ING Bank Slaski shares as well as the NMB-Heller transaction. Excluding these gains, the after-tax

RAROC improved to 17.1% from 16.2% The Wholesale Banking activities in the Netherlands and Belgium continued to show strong pre-tax RAROCs. Within Rest of the World, the performance in Germany and Asia is still below ING's target. The pre-tax RAROC of ING Real Estate increased to 30.2% from 29.1% in the first half of 2004. Total economic capital was reduced to EUR 8.7 billion from EUR 10.2 billion in the first half of 2004, mainly due to the divestments of parts of ING BHF-Bank, the Asian cash equities business, CenE Bankiers and Baring Asset Management.

----------------------------------------------------------------------------------------------------------------------
   TABLE 20. WHOLESALE BANKING RISK-ADJUSTED RETURN ON CAPITAL
                                                 RAROC % (pre-tax)             ECONOMIC CAPITAL (in EUR billion)
                                          1H 2005   1H 2004(1)    FY 2004(1)    1H 2005          1H 2004       FY 2004
----------------------------------------------------------------------------------------------------------------------
Netherlands                                  27.2         24.4          25.5           2.6           3.1           3.0
Belgium                                      23.5         27.2          22.2           2.2           2.7           2.5
Rest of World                                17.1          9.8          -1.6           2.7           3.3           3.1
Other                                       -44.6        -27.2         -43.6           0.2           0.2           0.2
                                                                                       ---          ----           ---
SUBTOTAL WHOLESALE BANKING                   20.9         19.0          13.6           7.7           9.3           8.8
Asset management(2)                          56.7         34.2          39.5           1.0           0.9           0.8
                                                                                       ---          ----           ---
TOTAL PRE-TAX                                25.2         20.3          16.0           8.7          10.2           9.6
TOTAL AFTER TAX                              21.2         15.3          12.2
----------------------------------------------------------------------------------------------------------------------

1. 2004 RAROC figures have been restated to reflect changes in the model for market risk
2. Mainly ING Real Estate and Baring Asset Management

2.5  RETAIL BANKING PROFIT RISES 25.5% TO EUR 808 MILLION

o TOTAL INCOME INCREASES 7.8% ON AN UNDERLYING BASIS DRIVEN BY MORTGAGES AND SAVINGS
o COST/INCOME RATIO IMPROVES TO 67.2% FROM 70.5% AS INCOME GROWS FASTER THAN
  COSTS
o RISK-ADJUSTED RETURN ON CAPITAL AFTER TAX INCREASES TO 34.8%, WELL ABOVE ING'S TARGET

-----------------------------------------------------------------------------------------------------------------------
TABLE 21. RETAIL BANKING PROFIT & LOSS ACCOUNT
                                                             FIRST HALF                         SECOND QUARTER
In EUR million                                        2005        2004      Change        2005        2004       Change
-----------------------------------------------------------------------------------------------------------------------
Interest result                                      2,147       1,935       11.0%       1,102         982        12.2%
Commission                                             543         585       -7.2%         271         304       -10.9%
Other income                                           142         -48                      35         -29
                                                    ------      ------                   -----       -----
TOTAL INCOME                                         2,832       2,472       14.6%       1,408       1,257        12.0%

OPERATING EXPENSES                                   1,903       1,743        9.2%         976         903         8.1%
                                                    ------      ------                   -----       -----
Gross result                                           929         729       27.4%         432         354        22.0%
Addition to provisions for loan losses                  59          81      -27.2%          18          36       -50.0%
                                                    ------      ------                   -----       -----
PROFIT BEFORE TAX                                      870         648       34.3%         414         318        30.2%

Gains/losses on divestments                             62
Profit before tax from divested units                                4                                  -1
                                                    ------      ------                   -----       -----
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS                808         644       25.5%         414         319        29.8%

KEY FIGURES
Cost/income ratio                                    67.2%       70.5%                   69.3%       71.8%
RAROC pre-tax                                        50.0%       44.2%
RAROC after tax                                      34.8%       29.2%
Total risk-weighted assets(1) (in EUR billion)        82.2        76.5        7.5%
Addition to provisions for loan losses in
basis points of average credit-risk-weighted            15          22
assets
Staff (average FTEs)                                36,000      34,600        4.0%
-----------------------------------------------------------------------------------------------------------------------

1. 30 June 2005 compared with year-end 2004

FIRST-HALF PROFIT
Profit before tax excluding divestments from Retail Banking rose 25.5% to EUR 808 million, mainly due to higher results from Belgium and the Netherlands. Including a gain of EUR 62 million on the sale of ING Bank Slaski shares in the first quarter of 2005 and the results from the divested retail banking activities of ING BHF-Bank, total profit before tax increased 34.3%.

Total income increased 14.6% to EUR 2,832 million, including the gain on ING Bank Slaski shares. Excluding that gain and the impact of divestments, total income rose 13.9% to EUR 2,770 million. Income was lifted by the acquisition of Mercator Bank in Belgium and the proportional (50%) consolidation of Postkantoren BV in the Netherlands (which had no impact on total profit). Income in the first quarter of 2004 included a EUR 48 million loss on a unit-linked mortgage product in the Netherlands. Excluding that charge and the consolidation of Mercator Bank and Postkantoren BV, the underlying increase was 7.8%, driven by higher income from mortgages in the Netherlands and growth in savings and current accounts in Belgium.

Operating expenses increased 9.2% to EUR 1,903 million, due in part to the consolidation of Postkantoren BV in the Netherlands and Mercator Bank in Belgium. Excluding that impact, operating expenses were up 5.6%, mainly due to wage increases related to a new collective labour agreement in the Netherlands and higher IT expenses. The cost/income ratio improved to 67.2% from 70.5% in the first half of 2004. Excluding the gain on ING Bank Slaski shares, the cost/income ratio improved to 68.7%. The average number of retail staff rose 4.0% to 36,000 due to the consolidations mentioned.

The addition to the provision for loan losses declined 27.2% to EUR 59 million from EUR 81 million. Lower risk costs in Belgium and Poland were partially offset by higher risk costs in the Netherlands in line with the growth of the business. The total addition for Retail Banking was equal to an annualised 15 basis points of average credit-risk-weighted assets compared with 22 basis points in the first half of 2004.

GEOGRAPHICAL BREAKDOWN RETAIL BANKING
------------------------------------------------------------------------------------------------------------------------
   TABLE 22. RETAIL BANKING PROFIT BEFORE TAX
                                                             FIRST HALF                         SECOND QUARTER
In EUR million                                      2005         2004       Change        2005         2004       Change
------------------------------------------------------------------------------------------------------------------------
Netherlands                                          629          565        11.3%         339          313         8.3%
Belgium                                              139           66       110.6%          52           11       372.7%
Poland                                                 8           11       -27.3%           3            8       -62.5%
Other Retail Banking(1)                               32            2                       20          -13
                                                     ---          ---                      ---          ---
PROFIT BEFORE TAX EXCLUDING DIVESTMENTS              808          644        25.5%         414          319        29.8%
------------------------------------------------------------------------------------------------------------------------

1. Mainly ING Vysya Bank, Private Banking rest of world, and the Kookmin Bank stake

In the Netherlands, profit before tax from retail banking rose 11.3% to EUR 629 million. Total income increased 14.3%, lifted by the consolidation of Postkantoren BV and reflecting the EUR 48 million loss taken on a unit-linked mortgage product at Postbank in the first quarter of 2004. Excluding both impacts, total income rose 6.4%, driven by growth in mortgage lending and savings as well as higher income from prepayment penalties on mortgages. That was partially offset by lower interest margins due to decreasing interest rates. Compared with year-end 2004, the residential mortgage portfolio in the Netherlands increased by EUR 5.0 billion, or 6.1%, to EUR 87.2 billion at the end of June. Excluding the impact of Postkantoren BV, operating expenses increased 8.5% due to higher wages related to a new collective labour agreement and costs to upgrade IT systems. Risk costs were an annualised 20 basis points of average credit-risk-weighted assets, equal to the first half of 2004.

In Belgium, profit before tax from retail banking increased sharply to EUR 139 million from EUR 66 million, driven by higher income and lower risk costs. Total income increased 9.4%, mainly due to the strong growth of savings and current accounts, high sales of structured notes, and the consolidation of Mercator Bank. Operating expenses remained unchanged due to impairments on real estate in 2004 under IFRS. The impact of the acquisition of Mercator Bank added 2.8%-points to income growth and 3.6%-points to expense growth. The addition to the provision for loan losses was EUR 2 million, or 2 basis points of average credit-risk-weighted assets, compared with 27 basis points in the first half of 2004.

In Poland, profit before tax from the retail banking activities of ING Bank Slaski (excluding the gain on the sale of shares) declined to EUR 8 million from EUR 11 million in the first half of 2004, mainly due to lower lending volumes and higher expenses caused by investments to improve the branch network. Risk costs dropped from EUR 8 million in the first half of 2004 to a release of EUR 1 million this year, due to the improved quality of the portfolio.

Other Retail Banking activities posted a profit before tax excluding divestments of EUR 32 million, up from EUR 2 million in the first half of 2004, mainly due to higher results from ING Vysya Bank and Private Banking in Asia, as well as the stake in Kookmin Bank in Korea.

RAROC
The Risk-Adjusted Return on Capital after-tax for Retail Banking improved to 34.8% from 29.2% in the first half of 2004. Excluding the gain on the sale of ING Bank Slaski shares, the after-tax RAROC is 32.9%, well above ING's target of 12.0%. The 2004 RAROC-figures for Retail Banking have been adjusted to reflect changes to the model for market risk.

-------------------------------------------------------------------------------------------------------------
   TABLE 23. RETAIL BANKING RISK-ADJUSTED RETURN ON CAPITAL
                                            RAROC % (pre-tax)             ECONOMIC CAPITAL (in EUR billion)
                                     1H 2005    1H 2004(1)  FY 2004(1)     1H 2005    1H 2004(1)   FY 2004(1)
-------------------------------------------------------------------------------------------------------------
Netherlands                             64.9         61.6        58.5          2.0          1.9          1.9
Belgium                                 44.8         43.0        16.4          0.5          0.5          0.5
Poland                                  49.3         23.8        20.5          0.1          0.1          0.1
Other Retail Banking(2)                  4.4         -1.6        -3.1          0.6          0.6          0.6
                                                                               ---          ---          ---
TOTAL PRE-TAX                           50.0         44.2        38.8          3.2          3.1          3.1
TOTAL AFTER TAX                         34.8         29.2        26.2
-------------------------------------------------------------------------------------------------------------

1. 2004 RAROC figures have been restated to reflect changes in the model for market risk
2. Mainly ING Vysya Bank, Private Banking rest of world, and the Kookmin Bank stake

2.6  ING DIRECT PROFIT BEFORE TAX INCREASES 25.1% TO EUR 254 MILLION

o 1.8 MILLION NEW CUSTOMERS ADDED IN FIRST HALF TO MORE THAN 13.3 MILLION CUSTOMERS
o MORTGAGE PORTFOLIO GROWS BY EUR 9.8 BILLION TO EUR 42.9 BILLION
o RISK-ADJUSTED RETURN ON CAPITAL AFTER TAX INCREASES TO 14.3% FROM 12.1%

-----------------------------------------------------------------------------------------------------------------------
   TABLE 24. ING DIRECT(1) PROFIT & LOSS ACCOUNT
                                                             FIRST HALF                         SECOND QUARTER
In EUR million                                        2005        2004      Change        2005        2004       Change
-----------------------------------------------------------------------------------------------------------------------
Interest result                                        884         747       18.3%         432         396         9.1%
Commission                                              46          44        4.5%          24          26        -7.7%
Other income                                            54           6                      41           3
                                                     -----       -----                   -----       -----
TOTAL INCOME                                           984         797       23.5%         497         425        16.9%

OPERATING EXPENSES                                     667         549       21.5%         344         276        24.6%
                                                     -----       -----                   -----       -----
Gross result                                           317         248       27.8%         153         149         2.7%
Addition to provisions for loan losses                  63          45       40.0%          26          24         8.3%
                                                     -----       -----                   -----       -----
PROFIT BEFORE TAX                                      254         203       25.1%         127         125         1.6%

KEY FIGURES
Cost/income ratio                                    67.8%       68.9%                   69.2%       64.9%
RAROC pre-tax                                        19.8%       19.4%
RAROC after tax                                      14.3%       12.1%
Total risk-weighted assets(2) (in EUR billion)        62.4        50.1       24.6%
Addition to provisions for loan losses in
basis points of average credit-risk-weighted            22          26
assets
Staff (average FTEs)                                 6,200       5,000       24.0%
-----------------------------------------------------------------------------------------------------------------------

1. Including ING Card
2. 30 June 2005 compared with year-end 2004.

FIRST-HALF PROFIT
Profit before tax from ING Direct (including ING Card) increased 25.1% to EUR 254 million as the business continued to attract new customers and benefited from economies of scale as business volumes grew. In the first half of 2005, ING Direct added 1.8 million new customers and EUR 30.4 billion in funds entrusted. Results in the second quarter were negatively affected by a flattening of the yield curve in most countries, particularly the U.S. However, starting in July client rates in Germany, the U.K., France and Italy were adjusted to mitigate the impact on the interest margin going forward.

Total income rose 23.5% to EUR 984 million, driven mainly by an 18.3% increase in the interest result as funds entrusted and the mortgage portfolio continued to show strong growth. In the first six months of 2005, total funds entrusted grew by EUR 30.4 billion, or 20.9%, to EUR 175.8 billion compared with year-end 2004. The total mortgage portfolio increased by EUR 9.8 billion, or 29.8%, to EUR 42.9 billion at the end of June, driven by strong growth in Germany, the U.S. and Australia. The total interest margin of the ING Direct operations narrowed in the first half of 2005 to 0.83% from 1.00% in the first half of 2004, mainly due to a flattening of the yield curve. In all currency zones in which ING Direct is active, the long-term interest rates decreased during the second quarter, while short-term interest rates remained stable in all countries except the U.S., where rates increased further. Because of strong sales momentum, ING Direct decided to continue its marketing campaigns until the end of June and adjust client rates in July. As a result of those client rate adjustments, the interest margin has increased to about 0.90% to date.

Operating expenses rose 21.5% to EUR 667 million as a result of higher marketing costs and higher expenses to facilitate the continued strong growth of the business, notably in mortgage distribution. At the end of June 2005, ING Direct had 13.3 million customers, an increase of 1.8 million in the first half and up
3.3 million from the end of June 2004. The cost/income ratio of ING Direct improved to 67.8% from 68.9% in the first half of 2004, while the operational cost base, excluding marketing, improved to 0.40% of total assets compared with 0.44% for the full year 2004. Total marketing costs increased 21% in the first half to support the continued growth of the business. The average number of full-time employees increased from 5,000 to 6,200 in the first half of 2005, mainly due to expansion in Germany, the U.S. and the U.K.

The addition to the provision for loan losses increased to EUR 63 million from EUR 45 million, in pace with the strong growth of the business. Risk costs equalled an annualised 22 basis points of average credit-risk-weighted assets, compared with 26 basis points in the first half of 2004.

RAROC
The Risk-Adjusted Return on Capital after tax for ING Direct increased from 12.1% in the first half of 2004 to 14.3%, which is above ING's target of 12.0%. The increase was due entirely to higher economic returns. Economic capital increased to EUR 2.9 billion from EUR 2.4 billion in first half of 2004, reflecting the strong growth of the business.

GEOGRAPHICAL BREAKDOWN ING DIRECT
------------------------------------------------------------------------------------------------------------------------
   TABLE 25.  ING DIRECT PROFIT BEFORE TAX (including ING Card)
                                                 FIRST HALF                                 SECOND QUARTER
In EUR million                          2005           2004         Change           2005            2004         Change
------------------------------------------------------------------------------------------------------------------------
Canada                                    31             29           6.9%             17              14          21.4%
Spain                                     28             22          27.3%             14              11          27.3%
Australia                                 34             30          13.3%             19              13          46.2%
France                                     8              2         300.0%              5               2         150.0%
United States                             77             76           1.3%             24              51         -52.9%
Italy                                      8             -1                             6               3         100.0%
United Kingdom                           -21            -16                           -13              -5
Germany(1)                                97             64          51.6%             57              37          54.1%
                                         ---            ---                           ---             ---
SUBTOTAL ING DIRECT                      262            206          27.2%            129             126           2.4%
ING Card                                  -8             -3                            -2              -1
                                         ---            ---                           ---             ---
TOTAL                                    254            203          25.1%            127             125           1.6%
------------------------------------------------------------------------------------------------------------------------

1.  Including Austria

Seven of the eight ING Direct units posted a profit before tax in the first half of 2005, with Germany, Spain, Australia and France showing strong profit growth. Only the U.K., which started operations in May 2003, is still loss-making. Due to the inversion of the yield curve in the U.K. in the second quarter, the loss in that market increased slightly, however total start-up losses remain lower than expected. The yield curve and interest margin in the U.K. have since become positive, and on August 1 the client rate in the U.K. was reduced by 0.25%, preceding a similar rate cut by the Bank of England on August 4. Results in the U.S. declined in the second quarter due to the rapid increase in short-term interest rates, which have been partially passed on to customers through increased client rates. The operations in Canada, Spain, Australia, the U.S. and Germany are performing above ING's target for risk-adjusted return on capital. ING Card showed a loss of EUR 8 million in the first half of 2005, due in part to higher risk costs to bring provisions fully into line with IFRS.

------------------------------------------------------------------------------------------------------------------------
   TABLE 26. ING DIRECT CLIENTS AND FUNDS ENTRUSTED
                                           NUMBER OF CLIENTS                                  FUNDS ENTRUSTED
                                               (x 1,000)                                      (in EUR billion)
                                     30 June       31 March    31 December        30 June        31 March    31 December
                                        2005           2005           2004           2005            2005           2004
------------------------------------------------------------------------------------------------------------------------
Canada                                 1,212          1,170          1,121           10.5             9.7            9.0
Spain                                  1,110          1,047            975           11.8            11.3           10.2
Australia                              1,147          1,063            996            9.9             9.2            8.5
France                                   463            448            413           10.5             9.9            9.2
United States                          2,866          2,551          2,226           29.0            24.7           21.2
Italy                                    589            547            485           13.2            12.4           10.6
United Kingdom                           911            836            762           33.5            30.0           27.9
Germany(1)                             5,028          4,810          4,511           57.4            53.6           48.8
                                      ------         ------         ------          -----           -----          -----
TOTAL                                 13,326         12,472         11,489          175.8           160.8          145.4
------------------------------------------------------------------------------------------------------------------------

1. Including Austria

3. ASSETS UNDER MANAGEMENT INCREASE 13.2% TO EUR 505.2 BILLION

o INCLUDING THE IMPACT OF DIVESTMENTS, ASSETS UNDER MANAGEMENT GREW BY 2.7%
o FUND INFLOW OF EUR 13.6 BILLION DRIVEN MAINLY BY INSURANCE ASIA/PACIFIC
o ING REAL ESTATE'S PORTFOLIO GROWS 14.4% TO EUR 57.3 BILLION

-----------------------------------------------------------------------------------------------------------
   TABLE 27. ASSETS UNDER MANAGEMENT BY BUSINESS LINE
                                          30 June     31 December           1H      31 March             2Q
In EUR billion                               2005            2004       Change          2005         Change
-----------------------------------------------------------------------------------------------------------
Insurance Europe                            160.5           148.3         8.2%         149.3           7.5%
Insurance Americas                          183.9           161.2        14.1%         169.3           8.6%
Insurance Asia/Pacific                       69.4            56.2        23.5%          63.7           8.9%
Retail Banking                               47.1            42.6        10.6%          45.1           4.4%
Wholesale Banking                            40.9            35.2        16.2%          39.6           3.3%
ING Direct                                    3.4             2.6        30.8%           3.1           9.7%
                                            -----           ----                       -----
ASSETS MANAGED EXCLUDING DIVESTED UNITS     505.2           446.1        13.2%         470.1           7.5%
Divestments & restatements                                   45.8
TOTAL                                       505.2           491.9         2.7%         470.1           7.5%
-----------------------------------------------------------------------------------------------------------

Assets under management increased 13.2% to EUR 505.2 billion in the first half of 2005, excluding the impact of the divestments of Baring Asset Management and parts of ING BHF-Bank. Including those divestments and EUR 2.5 billion of restatements in 2004, total assets under management increased by 2.7%. The growth in assets was driven by a net inflow of EUR 13.6 billion, plus EUR 31.7 billion attributable to higher currencies and EUR 13.8 billion from higher stock markets.

FUND INFLOW
The net inflow of EUR 13.6 billion was driven mainly by Insurance Asia/Pacific, Insurance Europe and ING Real Estate. Insurance Asia/Pacific reported a net inflow of EUR 4.7 billion, due in part to the China Merchant Cash Fund which brought in EUR 1.7 billion of new sales. ING Insurance Europe's net inflow of EUR 3.1 billion stemmed mainly from the euro inflation-linked bond strategy, the Europe high dividend strategy, and the emerging market debt investment strategy. ING Real Estate realised an inflow of EUR 3.5 billion resulting from ongoing growth of its investment management activities, driven by the U.S., the U.K. and Australia, as well as the launch of a new residential property fund in the Netherlands.

------------------------------------------------------------------------------------------------------------
   TABLE 28. ASSETS ORIGINATED BY BUSINESS LINE
                                           30 June     31 December           1H      31 March             2Q
In EUR billion                                2005            2004       Change          2005         Change
------------------------------------------------------------------------------------------------------------
Insurance Europe                              55.0            50.7         8.5%          49.2          11.8%
Insurance Americas                           110.8            98.0        13.1%         101.5           9.2%
Insurance Asia/Pacific                        35.5            28.2        25.9%          32.3           9.9%
Retail Banking                                88.7            82.2         7.9%          86.2           2.9%
Wholesale Banking                             31.5            26.0        21.2%          29.5           6.8%
ING Direct                                     3.4             2.6        30.8%           3.1           9.7%
                                             -----           -----                      -----
TOTAL THIRD PARTIES                          324.9           287.7        12.9%         301.8           7.7%
Proprietary assets                           180.3           158.4        13.8%         168.3           7.1%
                                             -----           -----                      -----
ASSETS MANAGED EXCLUDING DIVESTED UNITS      505.2           446.1        13.2%         470.1           7.5%
Divestments & restatements                                    45.8
TOTAL                                        505.2           491.9         2.7%         470.1           7.5%
------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
   TABLE 29. ASSETS UNDER MANAGEMENT BY ASSET CLASS
In EUR billion                  30 June 2005               31 December  2004                 31 March  2005
---------------------------------------------------------------------------------------------------------------
Equities                  158.4           31.4%          160.2           32.5%           141.3            30.1%
Fixed income              270.6           53.5%          258.3           52.5%           255.4            54.3%
Real Estate(1)             39.5            7.8%           33.8            6.9%            37.3             7.9%
Cash                       36.7            7.3%           39.6            8.1%            36.1             7.7%
                          -----           -----          -----           -----           -----            -----
TOTAL                     505.2            100%          491.9            100%           470.1             100%
---------------------------------------------------------------------------------------------------------------

1. ING Real Estate investment management and development activities plus real estate assets from other business lines

--------------------------------------------------------------------------------------------------------------
   TABLE 30. ASSETS UNDER MANAGEMENT BY CLIENT CATEGORY
                                             30 June     31 December           1H      31 March             2Q
In EUR billion                                  2005            2004       Change          2005         Change
--------------------------------------------------------------------------------------------------------------
Private clients                                221.4           196.4        12.7%         202.8           9.2%
Institutional clients                          103.5            91.3        13.4%          99.0           4.5%
                                               -----           -----                      -----
TOTAL THIRD PARTIES                            324.9           287.7        12.9%         301.8           7.7%
Proprietary assets                             180.3           158.4        13.8%         168.3           7.1%
                                               -----           -----                      -----
ASSETS MANAGED EXCLUDING DIVESTED UNITS        505.2           446.1        13.2%         470.1           7.5%

Share of third parties                         64.3%           64.5%                      64.2%
--------------------------------------------------------------------------------------------------------------

ASSETS UNDER MANAGEMENT FOR THIRD-PARTY CLIENTS
Total assets under management for third-party clients increased in the first 6 months by 12.9%. The majority of those assets are being managed by ING Investment Management (59%). Private Banking and U.S. Financial Services each manage more than 14% of these assets and ING Real Estate had a 9% share. The remaining 4% was managed by other business units, such as ING Direct. Assets managed on behalf of institutional clients exceeded the EUR 100 billion mark. All business units reported higher third-party assets under management, driven by growth at ING Real Estate (+27.5%), the U.S. Financial Services business (+19.3%), ING Investment Management (+10.9%) and Private Banking (+10.6%).

ING INVESTMENT MANAGEMENT
ING Investment Management manages EUR 193.2 billion third-party assets as well as proprietary assets of the Group. The third-party business posted a 10.9% increase in funds under management in the first half of 2005. The increase was driven by the strengthening of U.S. and Asia/Pacific currencies, higher markets as well as net inflows. ING IM Asia/Pacific reported more than EUR 1.7 billion in inflows into the China Merchants Cash Plus Fund, which was one of the first money-market funds in the country. Europe's newly launched regional high dividend funds raised more than EUR 500 million, bringing the total fund flow into new high dividend products, including the IGD Closed End Fund launched in the US, to EUR 1.8 billion in the first half. Also, the fixed-income product range was expanded with the launch of the new Euro Inflation-Linked Bond Fund in the first half, which has raised EUR 120 million so far. ING IM Americas continues to receive solid inflows into the ING Funds Senior Income Fund, reporting inflows of EUR 439 million for the first six months. The investment performance statistics for the mutual funds managed by ING continue to be strong, with a good track record for fixed income and balanced strategies. More than 58% of the fund assets exceeded their benchmark or were in the first or second quartile on a five-year basis.

ING REAL ESTATE
ING Real Estate's portfolio, including real estate finance, increased to EUR
57.3 billion at the end of June 2005 from EUR 50.1 billion at the end of 2004, driven mainly by the investment management activities. The real estate investment management portfolio increased by EUR 6.0 billion to EUR 36.9 billion, including a net inflow of EUR 3.5 billion. Fund inflow was driven by strong demand for the Clarion Lion Property Fund and the Lion Industrial Trust in the U.S., as well as the launch of a second residential real estate fund for private investors in the Netherlands, and the appointment of ING Real Estate in Australia to manage a listed property trust which has been renamed the ING Real Estate Community Living Fund. The real estate finance portfolio increased to EUR
18.2 billion from EUR 17.0 billion at year-end 2004, lifted by a number of large transactions in Spain, the U.K. and the U.S. The real estate development portfolio increased by EUR 0.1 billion to EUR 2.2 billion due to the start of two new projects in the Netherlands. ING Real Estate's U.S. unit, ING Clarion Partners, formed a private equity joint venture in June to purchase Gables Residential Trust, a U.S.-based real estate investment trust. That transaction is expected to be completed in the third quarter of 2005.

APPENDICES

1.   Key figures
2. First-half consolidated profit and loss account (Insurance/Banking), gains & losses on divestments, and profit before tax from divested units
3. Second-quarter consolidated profit and loss account (Insurance/Banking), gains & losses on divestments, and profit before tax from divested units
4.   Consolidated balance sheet and changes in capital and reserves
5.   Condensed consolidated statement of cash flows
6. Additional information: quarterly results, insurance profit & loss by life/non-life, insurance and banking income information, loans and advances to customers of the banking operations
7.   Value of new business statistics
8.   Information for shareholders









----------------

The accounting principles applied in this document for the 2005 figures are in accordance with International Financial Reporting Standards as endorsed by the European Union ("EU"). For more information please refer to www.ing.com.

All figures in this document are unaudited.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING's core markets,
(ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

APPENDIX 1.

------------------------------------------------------------------------------------------------------------------------------
   1. KEY FIGURES
                                                              IFRS                           DUTCH GAAP
                                                          1H         1H         FY         FY        FY         FY         FY
                                                        2005       2004       2004       2003      2002       2001       2000
------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET (EUR x billion)
Total assets(1)                                        1,107        964        866        779       716        705        650
Capital and reserves(1)                                   35         28         26         21        18         22         25

ASSETS UNDER MANAGEMENT (EUR x billion)                  505        491        492        463       449        513        503

MARKET CAPITALISATION (EUR x billion)                     52         42         49         39        32         57         83

INCOME (EUR x million)
Insurance operations                                  28,148     27,563     55,398     53,233    59,449     55,274     34,521
Banking operations                                     7,020      6,403     12,537     11,680    11,201     11,111     11,302

OPERATING EXPENSES (EUR x million)
Insurance operations                                   2,466      2,272      4,837      4,897     5,203      5,583      5,023
Banking operations                                     4,408      4,264      8,658      8,184     8,298      8,186      8,273

IMPAIRMENTS/ADDITIONS TO THE PROVISION FOR LOAN
LOSSES (EUR x million)                                    48        289        497      1,288     2,099        907        400

PROFIT (EUR x million)
Insurance operations                                   1,816      2,112      4,005      3,486     3,170      2,792      2,307
Banking operations                                     2,566      1,874      3,414      2,371     1,468      2,170      2,605
                                                      ------     ------     ------     ------    ------     ------     ------
Profit before tax                                      4,382      3,986      7,419      5,857     4,638      4,962      4,912

Operating net profit                                                         5,389      4,053     3,433      3,539      3,388
Capital gains/negative value adjustment shares                                 579        -10       820        713        620
Non-operating net profit                                                                            247        325      7,976
                                                                            ------     ------    ------     ------     ------
Net profit                                             3,492      2,793      5,968      4,043     4,500      4,577     11,984
Distributable net profit                               3,492      2,793      5,968      4,043     4,253      4,252      4,901

FIGURES PER ORDINARY SHARE OF EUR 0.24 NOMINAL VALUE
Operating net profit                                                          2.53       2.00      1.77       1.83       1.76
Net profit                                              1.61       1.33       2.80       2.00      2.32       2.37       6.27
Distributable net profit                                1.61       1.33       2.80       2.00      2.20       2.20       2.56
Dividend                                                0.54       0.49       1.07       0.97      0.97       0.97       1.13
Capital and reserves(1)                                16.27      13.00      11.76      10.08      9.14      11.03      13.04

RATIOS (in %)
ING Group
   (Operating) return on equity (ROE)                   25.7       25.2       22.9       21.5      17.4       15.3       10.3
   (Operating) net profit growth                          25        n/a         33         18        -3          4         27
Insurance operations
   Combined ratio                                         90         89         94         98       102        103        104
   Capital coverage ratio(1)                             228        201        210        180       169        180        235
Banking operations
   BIS ratio ING Bank(1)                               10.55      10.59      11.47      11.34     10.98      10.57      10.75
   Tier-1 ratio ING Bank(1)                             7.20       7.00       7.71       7.59      7.31       7.03       7.22
   Cost/income ratio                                    62.8       66.6       69.1       70.1      74.1       73.7       73.2

EMPLOYEES (average FTEs)                             114,600    113,300    113,000    115,200   113,060    112,000     92,650
------------------------------------------------------------------------------------------------------------------------------

1. Comparable figures shown under1H 2004 are IFRS-based figures at 1 January 2005

                                                       Page 32 of 41

APPENDIX 2.  FIRST-HALF PROFIT & LOSS ACCOUNT
-------------------------------------------------------------------------------------------------------------------------
2.1  ING GROUP FIRST-HALF CONSOLIDATED PROFIT & LOSS ACCOUNT
                                               INSURANCE                 BANKING                     TOTAL(1)
In EUR million                            1H 2005       1H 2004    1H 2005      1H 2004     1H 2005    1H 2004         %
-------------------------------------------------------------------------------------------------------------------------
Premium income                             22,624        21,894                              22,624     21,894      3.3%
Investment income                           4,726         4,718        840          149       5,553      4,759     16.7%
Interest result banking operations                                   4,297        4,332       4,255      4,372     -2.7%
Commission income                             622           587      1,136        1,352       1,758      1,939     -9.3%
Other income                                  176           364        747          570         923        934     -1.2%
                                           ------        ------     ------       ------      ------     ------
TOTAL INCOME                               28,148        27,563      7,020        6,403      35,113     33,898      3.6%

Underwriting expenditure                   23,329        22,614                              23,329     22,614      3.2%
Other interest expenses                       535           541                                 480        473      1.5%
Operating expenses                          2,466         2,272      4,408        4,264       6,874      6,536      5.2%
Impairments/additions to the
provision for loan losses                       2            24         46          265          48        289    -83.4%
                                           ------        ------     ------       ------      ------     ------
TOTAL EXPENDITURE                          26,332        25,451      4,454        4,529      30,731     29,912      2.7%

PROFIT BEFORE TAX                           1,816         2,112      2,566        1,874       4,382      3,986      9.9%

Taxation                                      277           517        489          533         766      1,050    -27.0%
Third-party interests                         109            52         15           91         124        143    -13.3%
                                           ------        ------     ------       ------      ------     ------
NET PROFIT                                  1,430         1,543      2,062        1,250       3,492      2,793     25.0%
-------------------------------------------------------------------------------------------------------------------------

1. Including inter-company eliminations.

-------------------------------------------------------------------------------------------------------------------------
2.2 NET IMPACT OF DIVESTMENTS AND SPECIAL ITEMS IN FIRST HALF
                                               INSURANCE                 BANKING                       TOTAL
In EUR million                            1H 2005       1H 2004    1H 2005      1H 2004     1H 2005    1H 2004         %
-------------------------------------------------------------------------------------------------------------------------
NET PROFIT                                  1,430         1,543      2,062        1,250       3,492      2,793     25.0%

GAINS/LOSSES ON DIVESTMENTS:
- sale of Freeler                              10                                                10
- over-allotment ING Canada IPO                19                                                19
- sale Life of Georgia                        -39                                               -39
- sale Australia non-life                                   146                                            146
- sale of Baring Asset Management                                      269                      269
- sale of ING Bank Slaski shares                                        92                       92
- restructuring NMB-Heller                                              47                       47
- sale Asian cash equity business                                                   -54                    -54

SUBTOTAL GAINS/LOSSES ON DIVESTMENTS          -10           146        408          -54         398         92
Net profit from divested units                  8           102         10           83          18        185
                                            -----         -----      -----        -----       -----      -----
NET PROFIT EXCLUDING DIVESTMENTS            1,432         1,295      1,644        1,221       3,076      2,516     22.3%

SPECIAL ITEMS:
- gain old reinsurance business                              92                                             92
- hedge result                                              103                     -16                     87
- tax releases                                100                       35                      135
                                            -----         -----      -----        -----       -----      -----
SUBTOTAL SPECIAL ITEMS                        100           195         35          -16         135        179

NET PROFIT EXCLUDING DIVESTMENTS AND
SPECIAL ITEMS                               1,332         1,100      1,609        1,237       2,941      2,337     25.8%
-------------------------------------------------------------------------------------------------------------------------

                                                      Page 33 of 41

APPENDIX 3.  SECOND-QUARTER PROFIT & LOSS ACCOUNT

------------------------------------------------------------------------------------------------------------------------
3.1  ING GROUP SECOND-QUARTER CONSOLIDATED PROFIT & LOSS ACCOUNT
                                               INSURANCE                 BANKING                     TOTAL(1)
In EUR million                            2Q 2005       2Q 2004    2Q 2005      2Q 2004     2Q 2005    2Q 2004         %
------------------------------------------------------------------------------------------------------------------------
Premium income                             11,461        10,528                              11,461     10,528      8.9%
Investment income                           2,511         2,601        341           65       2,846      2,609      9.1%
Interest result banking operations                                   2,134        2,198       2,125      2,220     -4.3%
Commission income                             278           284        540          642         818        926    -11.7%
Other income                                 -102           218        327          216         225        434    -48.2%
                                           ------        ------     ------       ------      ------     ------
TOTAL INCOME                               14,148        13,631      3,342        3,121      17,475     16,717      4.5%

Underwriting expenditure                   11,821        10,828                              11,821     10,828      9.2%
Other interest expenses                       265           256                                 250        221     13.1%
Operating expenses                          1,269         1,139      2,279        2,139       3,548      3,278      8.2%
Impairments/additions to the
provision for loan losses                      -1            12         50          128          49        140    -65.0%
                                           ------        ------     ------       ------      ------     ------
TOTAL EXPENDITURE                          13,354        12,235      2,329        2,267      15,668     14,467      8.3%

PROFIT BEFORE TAX                             794         1,396      1,013          854       1,807      2,250    -19.7%

Taxation                                       31           293        163          228         194        521    -62.8%
Third-party interests                          63            27         -1           39          62         66     -6.1%
                                           ------        ------     ------       ------      ------     ------
NET PROFIT                                    700         1,076        851          587       1,551      1,663     -6.7%
------------------------------------------------------------------------------------------------------------------------

1. Including inter-company eliminations.

------------------------------------------------------------------------------------------------------------------------
3.2  NET IMPACT OF DIVESTMENTS AND SPECIAL ITEMS IN SECOND QUARTER
                                               INSURANCE                 BANKING                       TOTAL
In EUR million                            2Q 2005       2Q 2004    2Q 2005      2Q 2004     2Q 2005    2Q 2004         %
------------------------------------------------------------------------------------------------------------------------
NET PROFIT                                    700         1,076        851          587       1,551      1,663     -6.7%

GAINS/LOSSES ON DIVESTMENTS:
- sale Life of Georgia                        -39                                               -39
- sale Australia non-life                                   146                                            146
- restructuring NMB-Heller                                              47                       47
                                            -----         -----      -----        -----       ------     -----
SUBTOTAL GAINS/LOSSES ON DIVESTMENTS          -39           146         47                        8        146
Net profit from divested units                  3            67                       6           3         73
                                            -----         -----      -----        -----       ------     -----
NET PROFIT EXCLUDING DIVESTMENTS              736           863        804          581       1,540      1,444      6.6%

SPECIAL ITEMS:
- gain old reinsurance business                              92                                             92
- hedge result                                               49                     -14                     35
- tax releases                                100                       35                      135
                                            -----         -----      -----        -----       ------     -----
SUBTOTAL SPECIAL ITEMS                        100           141                     -14         135        127

NET PROFIT EXCLUDING DIVESTMENTS AND
SPECIAL ITEMS                                 636           722        769          595       1,405      1,317      6.7%
------------------------------------------------------------------------------------------------------------------------

                                                      Page 34 of 41

APPENDIX 4.

4.1 ING GROEP N.V. CONSOLIDATED BALANCE SHEET

                                                  30 June      1 January          %       31 March         Q2 %
In EUR million                                       2005           2005     Change           2005       Change
----------------------------------------------------------------------------------------------------------------
ASSETS
Cash and balances with central banks               11,414          9,805      16.4%         10,475         9.0%
Amounts due from banks                             56,828         51,721       9.9%         62,134        -8.5%
Non-trading derivatives                             9,439          9,127       3.4%          8,512        10.9%
Financial assets at fair value through
profit or loss                                    217,749        182,819      19.1%        200,218         8.8%
Investments                                       312,763        265,597      17.8%        288,545         8.4%
Loans and advances to customers                   435,769        390,846      11.5%        410,362         6.2%
Reinsurance contracts                               7,764          6,818      13.9%          7,064         9.9%
Property and equipment                              5,695          5,805      -1.9%          5,620         1.3%
Other assets                                       49,664         41,945      18.4%         43,605        13.9%
                                                ---------        -------                 ---------
TOTAL ASSETS                                    1,107,085        964,483      14.8%      1,036,535         6.8%

EQUITY AND LIABILITIES

Capital and reserves                               35,310         28,286      24.8%         31,275        12.9%
Third-party interests                               1,665          2,096     -20.6%          1,458        14.1%
                                                ---------        -------                 ---------
TOTAL EQUITY                                       36,975         30,382      21.7%         32,733        13.0%

LIABILITIES

Preference shares                                     296            296                       296
Subordinated loans                                  4,895          4,157      17.8%          4,178        17.2%
Insurance and investments contracts               247,625        218,551      13.3%        228,398         8.4%
Amounts due to banks                              129,269         95,621      35.2%        111,178        16.3%
Customer deposits and other funds on
deposit                                           445,664        395,699      12.6%        421,793         5.7%
Debt securities in issue/other borrowed
funds                                             106,997        107,155      -0.1%        107,813        -0.8%
Financial liabilities at fair value
through profit or loss                             85,265         73,861      15.4%         86,104        -1.0%
Non-trading derivatives                             8,392          8,647      -2.9%          7,781         7.9%
Other liabilities                                  41,707         30,114      38.5%         36,261        15.1%
                                                ---------        -------                 ---------
TOTAL LIABILITIES                               1,070,110        934,101      14.6%      1,003,802         6.6%

TOTAL EQUITY AND LIABILITIES                    1,107,085        964,483      14.8%      1,036,535         6.8%
----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
4.2  CHANGES IN CAPITAL AND RESERVES

In EUR million
-----------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES AS OF 31 DECEMBER 2004 (ING GAAP)                                                    25,866
Adjustments to IFRS                                                                                        2,420
                                                                                                          ------
CAPITAL AND RESERVES AS OF 1 JANUARY 2005 (IFRS)                                                          28,286


Net profit first six months 2005                                                          3,492
Unrealised revaluations equities                                                            782
Unrealised revaluations debt securities                                                   2,675
Transfer to insurance liabilities (shadow accounting)                                      -833
Realised capital gains equities released to profit & loss account                          -137
Realised capital gains debt securities released to profit & loss account                   -139
Change in cashflow/net investment hedge reserve                                             767
Cash dividend                                                                            -1,275
Exchange rate differences                                                                 1,613
Other                                                                                        79
                                                                                         ------
Total changes first six months 2005                                                                        7,024
                                                                                                          ------
CAPITAL AND RESERVES AS OF 30 JUNE 2005                                                                   35,310
-----------------------------------------------------------------------------------------------------------------

                                               Page 35 of 41

APPENDIX 5.
----------------------------------------------------------------------------------------------------------
5. CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

In EUR million                                                                   1H 2005           1H 2004
----------------------------------------------------------------------------------------------------------
NET CASH FLOW FROM OPERATING ACTIVITIES                                           17,911            43,562

Investments and advances:
- associated undertakings                                                           -216
- available-for-sale investment securities                                      -125,605
- held-to-maturity investment securities                                          -1,029
- investment properties                                                             -107
- property and equipment                                                            -335
- assets subject to operating leases                                                -520
- investments for the risk of policyholders                                      -19,677
- other investments                                                                   -1
Disposals and redemptions:
- associated undertakings                                                          1,191
- available-for-sale investment securities                                        98,699
- held-to-maturity investment securities                                             183
- investment property                                                                181
- property and equipment                                                             335
- assets subject to operating leases                                                 180
- investments for the risk of policyholders                                       15,510
- other investments                                                                    3
                                                                                       -
NET CASH FLOW FROM INVESTING ACTIVITIES                                          -31,208           -44,109

Proceeds from issuance of subordinated loans                                         500
Repayments of subordinated loans                                                    -207
Proceeds from borrowed funds and debt securities                                   9,364
Repayment from borrowed funds and debt securities                                -10,703
Deposits by reinsurers                                                               200
Issuance of ordinary shares                                                          111
Purchase of treasury shares
Sale of treasury shares
Dividends paid                                                                    -1,275
                                                                                 -------
NET CASH FLOW FROM FINANCING ACTIVITIES                                           -2,010              -966

NET CASH FLOW                                                                    -15,307            -1,513
Cash and equivalents at beginning of year                                         12,257             7,338
Effect of exchange-rate changes on cash and cash equivalents                         349               107
                                                                                 -------           -------
CASH AND EQUIVALENTS AT END OF PERIOD                                             -2,701             5,932
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
In this summary, cash comprises the following items:
Treasury bills and other eligible bills                                          14,133              10,613
Loans and advances to banks                                                     -28,249             -15,568
Cash and bank balances and call money of the insurance operations                11,415              10,887
                                                                                -------             -------

CASH AND EQUIVALENTS AT END OF PERIOD                                            -2,701               5,932
-----------------------------------------------------------------------------------------------------------
                                              Page 36 of 41

APPENDIX 6. ADDITIONAL INFORMATION
--------------------------------------------------------------------------------------------------------------------------
6.1  QUARTERLY RESULTS
                                                                      2Q        1Q        4Q        3Q        2Q        1Q
In EUR million                                                      2005      2005      2004      2004      2004      2004
--------------------------------------------------------------------------------------------------------------------------
Profit before tax
- Insurance Europe                                                   490       515       365       397       509       352
- Insurance Americas                                                 476       463       711       164       473       344
- Insurance Asia/Pacific                                              54       171       125        94       405       132
- Other                                                             -226      -127        34       320         9      -112
                                                                   -----     -----     -----     -----     -----     -----
INSURANCE PROFIT BEFORE TAX                                          794     1,022     1,235       975     1,396       716

- Wholesale Banking                                                  528     1,024       323       528       426       668
- Retail Banking                                                     414       456       175       352       318       330
- ING Direct                                                         127       127       118       114       125        78
- Other                                                              -56       -54        19       -85       -15       -56
                                                                   -----     -----     -----     -----     -----     -----
BANKING PROFIT BEFORE TAX                                          1,013     1,553       635       909       854     1,020

PROFIT BEFORE TAX                                                  1,807     2,575     1,870     1,884     2,250     1,736

NET PROFIT                                                         1,551     1,941     1,408     1,554     1,663     1,130
- of which Insurance operations                                      700       730       875       931     1,076       467
- of which Banking operations                                        851     1,211       533       623       587       663

In EUR
NET PROFIT PER ORDINARY SHARE                                       0.72      0.89      0.65      0.73      0.79      0.54
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
6.2  INSURANCE PROFIT FROM LIFE AND NON-LIFE
                                                         FIRST HALF 2005                        FIRST HALF 2004
In EUR million                                     Life     Non-life         Total         Life     Non-life        Total
--------------------------------------------------------------------------------------------------------------------------
Premium income                                   19,047        3,577        22,624       18,139        3,755       21,894
Investment income                                 4,250          476         4,726        4,042          676        4,718
Commission and other income                         790            8           798        1,002          -51          951
                                                 ------       ------        ------       ------       ------       ------
TOTAL INCOME                                     24,087        4,061        28,148       23,183        4,380       27,563

Underwriting expenditure                         20,596        2,733        23,329       19,665        2,949       22,614
Other interest expenses                             535                        535          541                       541
Operating expenses                                1,850          616         2,466        1,688          584        2,272
Impairments/investment losses                         2                          2           24                        24
                                                 ------       ------        ------       ------       ------       ------
TOTAL  EXPENDITURE                               22,983        3,349        26,332       21,918        3,533       25,451

PROFIT BEFORE TAX                                 1,104          712         1,816        1,265          847        2,112
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
6.3  INSURANCE INVESTMENT INCOME
                                                            FIRST HALF                           SECOND QUARTER
In EUR million                                      2005         2004       Change         2005         2004       Change
-------------------------------------------------------------------------------------------------------------------------
Income from debt securities                        2,693        2,603         3.5%        1,376        1,105        24.5%
Realised gains/losses on bonds(1)                    177                                    103
Other fixed-interest securities                    1,446        1,851       -21.9%          632          952       -33.6%
Income investment property                           110          159       -30.8%           58           87       -33.3%
Change in fair value real estate                      50           54        -7.4%           14           44       -68.2%
Dividend income                                      281          244        15.2%          232          198        17.2%
Realised gains/losses on equities                     88           40       120.0%           43           20       115.0%
Other                                                719          456        57.7%          520          476         9.2%
Eliminations                                        -838         -689                      -467         -281
                                                   -----        -----                     -----        -----
TOTAL                                              4,726        4,718         0.2%        2,511        2.601        -3.5%
-------------------------------------------------------------------------------------------------------------------------

1. Approximately 50% of this amount has been transferred to the provision for deferred profit sharing (shadow accounting)

                                                   Page 37 of 41

-------------------------------------------------------------------------------------------------------------------
6.4  LOANS AND ADVANCES TO CUSTOMERS OF THE BANKING OPERATIONS
                                                  30 June      1 January            1H       31 March            2Q
In EUR billion                                       2005           2005        Change           2005        Change
-------------------------------------------------------------------------------------------------------------------
- Public authorities                                 20.4           16.9         20.7%           20.7         -1.4%
- Other corporate                                   224.2          200.3         11.9%          208.5          7.5%
TOTAL CORPORATE                                     244.6          217.2         12.6%          229.2          6.7%

- Mortgages                                         141.7          126.3         12.2%          133.0          6.5%
- Other personal                                     20.7           19.2          7.8%           20.0          3.5%
TOTAL PERSONAL                                      162.4          145.5         11.6%          153.0          6.1%

Provisions for bank lending                          -3.6           -3.9                         -3.8

TOTAL BANK LENDING                                  403.4          358.8         12.4%          378.4          6.6%
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
6.5  BANKING INVESTMENT INCOME
                                                           FIRST HALF                        SECOND QUARTER
In EUR million                                     2005        2004       Change        2005        2004      Change
--------------------------------------------------------------------------------------------------------------------
Change in fair value real estate                     -1           3                       -3           1
Realised gains/losses on equities                    89          26                       48          -1
Realised gains/losses on bonds                       37                                   29
Gains/losses on divestments                         394         -42                       47
Other investment income                             321         162                      220          65
                                                    ---         ---                      ---         ---
TOTAL                                               840         149       463.8%         341          65      424.6%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   6.6  BANKING COMMISSION INCOME
                                                           FIRST HALF                        SECOND QUARTER
In EUR million                                     2005        2004       Change        2005        2004      Change
--------------------------------------------------------------------------------------------------------------------
Funds transfer                                      276         293        -5.8%         152         144        5.6%
Securities business                                 311         390       -20.3%         161         171       -5.8%
Insurance broking                                    70          76        -7.9%          32          34       -5.9%
Management fees                                     329         381       -13.6%         140         196      -28.6%
Brokerage and advisory fees                          71          49        44.9%          43          22       95.5%
Other                                                79         163       -51.5%          12          75      -84.0%
                                                  -----       -----                    -----       -----
TOTAL                                             1,136       1,352       -16.0%         540         642      -15.9%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   6.7  BANKING OTHER INCOME
                                                           FIRST HALF                        SECOND QUARTER
In EUR million                                     2005        2004       Change        2005        2004      Change
--------------------------------------------------------------------------------------------------------------------
Valuation results non-trading derivatives           -21                                 -107
Share of profit associates                           31                                   22          -5
Result of trading portfolio                         496         393        26.2%         293         146      100.7%
Other                                               241         177        36.2%         119          75       58.7%
                                                  -----       -----                    -----       -----
TOTAL                                               747         570        31.1%         327         216       51.4%
--------------------------------------------------------------------------------------------------------------------

                                                 Page 38 of 41

APPENDIX 7. VALUE OF NEW BUSINESS STATISTICS

The internal rates of return have been adjusted to be consistent with a 7.5% discount rate in the Netherlands to reflect expected currency movements relative to the euro. The value of new business fully reflects acquisition expense overruns, which represent excess costs for acquiring new business over and above the expense allowances provided for in the product pricing. Starting in 2005, new business statistics are converted at the average exchange rate instead of the closing exchange rate of the reporting period. In compliance with the European Embedded Value Principles, statistics are included for Value of New Business divided by the present value of premiums in Table 7.1. ING continues to focus primarily on the value of new business and the internal rate of return as key value drivers.

--------------------------------------------------------------------------------------------------------------------
7.1  VALUE OF NEW LIFE BUSINESS STATISTICS
                                       NEW PRODUCTION 1H 2005                     NEW PRODUCTION FY 2004(1)
                                 Value of          PV of         VNB/PV   Value of New          PV of         VNB/PV
In EUR million               New Business       premiums       premiums       Business       premiums       premiums
--------------------------------------------------------------------------------------------------------------------
Netherlands                            47          1,359           3.5%             58          3,058           1.9%
Belgium (& Luxembourg)                 15            788           1.9%             42          1,946           2.2%
Central Europe & Spain                 31          1,205           2.6%             38          1,623           2.3%
                                      ---         ------                           ---         ------
INSURANCE EUROPE                       93          3,352           2.8%            138          6,627           2.1%
U.S.(2)                                82          8,698           0.9%            138         16,229           0.9%
Latin America                           8            251           3.2%             35            462           7.6%
                                      ---         ------                           ---         ------
INSURANCE AMERICAS(2)                  90          8,949           1.0%            173         16,691           1.0%
INSURANCE ASIA/PACIFIC                198          7,342           2.7%            321          6,714           4.8%
                                      ---         ------                           ---         ------
TOTAL                                 381         19,643           1.9%            632         30,032           2.1%
--------------------------------------------------------------------------------------------------------------------

1. Comparison with FY 2004 is provided because first-half 2004 PV of premiums is not available
2. 2004 excludes U.S. individual reinsurance business

---------------------------------------------------------------------------------------------------------------------
  7.2  INVESTMENT IN NEW LIFE BUSINESS & ACQUISITION EXPENSE OVERRUNS
                                       NEW PRODUCTION 1H 2005                      NEW PRODUCTION 1H 2004
                               Investment in new    Acquisition expense     Investment in new    Acquisition expense
In EUR million                          business               overruns              business               overruns
---------------------------------------------------------------------------------------------------------------------
Netherlands                                   68                      2                    66                      1
Belgium (& Luxembourg)                        20                      0                    17                      0
Central Europe & Spain                        67                     14                    50                      8
                                             ---                    ---                   ---                    ---
INSURANCE EUROPE                             155                     16                   133                      9
U.S.                                         416                     13                   549                      4
Latin America                                 47                      9                    42                      3
                                             ---                    ---                   ---                    ---
INSURANCE AMERICAS                           463                     22                   591                      7
INSURANCE ASIA/PACIFIC                       325                     -2                   182                      0
                                             ---                    ---                   ---                    ---
TOTAL                                        943                     36                   906                     16
---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
   7.3 NEW BUSINESS PRODUCTION AND VALUE IN DEVELOPING MARKETS(1) BY REGION
                               NEW PRODUCTION 1H 2005                       NEW PRODUCTION 1H 2004
                                                       Value of                                   Value of
                                Annual       Single         New               Annual      Single       New
In EUR million                 premium      Premium    Business     IRR      Premium     Premium   Business     IRR
--------------------------------------------------------------------------------------------------------------------
Europe                              96           67          25    13.0%          66           8          9    11.4%
Americas                            79          117           8     9.9%         106          77         11    12.0%
Asia/Pacific                       643          203         114    17.0%         344         144         87    14.4%
                                   ---          ---         ---                  ---         ---        ---
TOTAL                              818          387         147    15.0%         516         229        107    13.3%
--------------------------------------------------------------------------------------------------------------------

1.  The countries included as developing markets are:
    Europe: Bulgaria, Czech Republic, Hungary, Poland, Romania, Slovakia
    Americas: Chile, Mexico, Peru
    Asia/Pacific: China, Hong Kong, India, Korea, Malaysia, Thailand, Taiwan

                                               Page 39 of 41

APPENDIX 8. INFORMATION FOR SHAREHOLDERS

SHARES AND WARRANTS
The average number of shares used for the calculation of net profit per share for the first six months of 2005, was 2,172.9 million (2,091.3 million for the first six months of 2004). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of June 2005 was 2,204.8 million (including 34.1 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) "A" preference shares of EUR
1.20 nominal value outstanding at the end of June 2005 was 87.1 million. The dividend percentage for the "A" shares for the period from 1 January, 2004 to 1 January 2014 has been set at 4.65%. This dividend will amount to EUR 0.1582 per year until 1 January 2014. This dividend will be paid for the first time in 2005.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of June 2005 was 17.2 million.

In the first six months of 2005, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 1,009.6 million (purchases and sales). The highest closing price was EUR 23.96, the lowest EUR 20.99; the closing price at the end of June 2005 was EUR 23.37.

LISTING
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

RATING
Both ING Groep N.V. and ING Verzekeringen N.V. have an A+ rating from Standard & Poor's and an Aa3 rating from Moody's. ING Bank N.V. has an Aa2 rating from Moody's and an AA- from Standard & Poor's. All ratings from S&P were confirmed in 2004 and the ratings from Moody's were confirmed in May 2005. The ratings from Moody's have a stable outlook, and the ratings from S&P all have a positive outlook.

IMPORTANT DATES(1)
12 August 2005            ING share quoted ex-interim dividend
18 August 2005            Payment date interim dividend
10 November 2005          Publication of results first nine months
16 February 2006          Publication of annual results 2005
25 April 2006             Annual General Meeting of shareholders
27 April 2006             ING share quoted ex-final dividend
11 May 2006               Publication of results first three months
10 August 2006            Publication of results first six months
11 August 2006            ING share quoted ex-interim dividend
9 November 2006           Publication of results first nine months
14 February 2007          Publication of annual results 2006
25 April 2007             Annual General Meeting of shareholders
26 April 2007             ING share quoted ex-final dividend

1. All dates shown are provisional. For further information see the Financial Calendar at www.ing.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             ING Groep N.V.
                             (Registrant)


                             By: /s/H. van Barneveld
                                 --------------------
                                 H. van Barneveld
                                 General Manager Corporate Control & Finance


                             By: /s/C. Blokbergen
                                 -------------------
                                 C. Blokbergen
                                 Corporate Legal, Compliance
                                   & Security Department
                                 Head Legal Department

Dated: August 11, 2005


                                  Page 41 of 41